Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF REORGANIZATION

DATED AS OF JULY 21, 2017

BY AND AMONG

FIRST SAVINGS FINANCIAL GROUP, INC.,

FIRST SAVINGS BANK,

DEARMIN BANCORP, INC.,

THE FIRST NATIONAL BANK OF ODON

AND

PRISCILLA D. AND TIMOTHY J. TURNER LIVING TRUST

i

ARTICLE VII Termination		50
7.1	Termination	50
7.2	Termination Fee	52
7.3	Effect of Termination	53
ARTICLE VIII Certain Other Matters		53
8.1	Interpretation	53
8.2	Survival	54
8.3	Waiver; Amendment	54
8.4	Counterparts	54
8.5	Governing Law	54
8.6	Expenses	54
8.7	Notices	54
8.8	Entire Agreement; etc.	55
8.9	Successors and Assigns; Assignment	55
8.10	Specific Performance	55
8.11	No Third Party Beneficiaries	55
8.12	Waiver of Jury Trial	56

ii

Agreement and Plan of Reorganization

This Agreement and Plan of Reorganization, dated as of July 21, 2017, is made by and among First Savings Financial Group, Inc., an Indiana corporation with its home office located at 501 E. Lewis & Clark Parkway, Clarksville, Indiana ("FSFG"), First Savings Bank, an Indiana-chartered commercial bank with its home office located at 501 E. Lewis & Clark Parkway, Clarksville, Indiana ("First Savings"), Dearmin Bancorp. Inc., an Indiana corporation with its home office located at 501 West Main Street, Odon, Indiana ("Dearmin"), The First National Bank of Odon, a national banking association with its home office located at 501 West Main Street, Odon, Indiana ("FNBO"), and the Priscilla D. and Timothy J. Turner Living Trust ("Shareholder"), the sole shareholder of Dearmin.

Introductory Statement

The board of directors of each of FSFG, First Savings, Dearmin and FNBO has determined that this Agreement and the business combination and related transactions contemplated hereby are advisable and in the best interests of FSFG, First Savings, Dearmin and FNBO, as the case may be, and in the best long-term interests of the shareholders of FSFG, First Savings, Dearmin and FNBO, as the case may be.

The parties hereto intend that the Parent-Subsidiary Merger and Bank Merger (as defined below) shall each qualify as a reorganization under the provisions of the IRC (as defined below) for federal income tax purposes.

FSFG, First Savings, Dearmin, FNBO and Shareholder each desire to make certain representations, warranties and agreements in connection with the transactions provided for herein and to prescribe various conditions to such transactions.

In consideration of their mutual promises and obligations hereunder, the parties hereto adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

ARTICLE I
Definitions

The following terms are defined in this Agreement in the Section indicated:

"Acquisition Proposal" means any proposal or offer with respect to any of the following (other than the transactions contemplated hereunder): (i) any merger, consolidation, share exchange, business combination, or other similar transaction involving Dearmin or FNBO; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all of Dearmin's or FNBO's consolidated assets in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 25% or more of the outstanding shares of Dearmin's or FNBO's capital stock or the filing of a registration statement or similar document under applicable law in connection therewith; or (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

"Agreement" means this Agreement and Plan of Reorganization, as it may be amended, modified, or amended and restated from time to time in accordance with its terms.

"Articles of Bank Merger" has the meaning set forth in Section 2.3(a).

"Articles of Parent-Subsidiary Merger" has the meaning set forth in Section 2.2(a).

"BHCA" means the Bank Holding Company Act of 1956, as amended.

"Bank Merger Consideration" has the meaning set forth in Section 2.3(b).

"Bank Merger" has the meaning set forth in Section 2.3.

"Bank Merger Effective Time" has the meaning set forth in Section 2.3(a).

"Bankruptcy Law" means Title 11 of the United States Code, or any similar federal, state, local or foreign law providing for insolvency, reorganization, receivership, dissolution, winding up or liquidation of a debtor.

"Base Compensation" has the meaning set forth in Section 5.11(b).

"Business Day" shall mean any day other than a Saturday, a Sunday or any other day that First Savings is authorized or required to be closed.

"COBRA" means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

"CRA" means the Community Reinvestment Act, as amended.

"Cause" has the meaning set forth in Section 5.11(c).

"Certificate(s)" has the meaning set forth in Section 2.3(c).

"Change in Recommendation" has the meaning set forth in Section 5.8.

"Closing" has the meaning set forth in Section 2.5.

"Closing Date" has the meaning set forth in Section 2.5.

"Confidentiality Agreement" has the meaning set forth in Section 5.1(a).

"Continuing Employee" has the meaning set forth in Section 5.11(a).

"Custodian" means any receiver, trustee, conservator, assignee, liquidator, custodian or similar official under any Bankruptcy Law or banking law.

"Dearmin" has the meaning set forth in the introductory paragraph of this Agreement.

"Dearmin Common Stock" means the common stock, no par value, of Dearmin.

"Dearmin's Reports" has the meaning set forth in Section 3.3(g)(i).

"DFI" means the Indiana Department of Financial Institutions.

"Disclosure Letter" has the meaning set forth in Section 3.1.

"Dissenters' Shares" has the meaning set forth in Section 2.4.

"Environmental Law" means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, directive, executive or administrative order, judgment, decree, injunction, or agreement with any Governmental Entity relating to (i) the protection, preservation or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, soil, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety as it relates to Hazardous Materials, or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Materials, in each case as amended and as now in effect.  The term Environmental Law includes, without limitation, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976, the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970 as it relates to Hazardous Materials, the Federal Hazardous Substances Transportation Act, the Emergency Planning and Community Right-To-Know Act, the Safe Drinking Water Act, the Endangered Species Act, the National Environmental Policy Act, the Rivers and Harbors Appropriation Act or any so-called "Superfund" or "Superlien" law, each as amended and as now in effect.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" means any entity that is considered one employer with FNBO under Section 4001(b)(1) of ERISA or Section 414 of the IRC.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exchange Agent" has the meaning set forth in Section 2.3(c).

"Excluded Shares" means (i) Dissenters' Shares and (ii) shares of FNBO Common Stock held directly or indirectly by FSFG or First Savings (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted).

"FDIC" means the Federal Deposit Insurance Corporation.

"FNBO" has the meaning set forth in the introductory paragraph of this Agreement.

"FNBO Common Stock" means the common stock, par value $5.00 per share, of FNBO.

"FNBO Employee Plans" has the meaning set forth in Section 3.2(r)(i).

"FNBO Qualified Plan" has the meaning set forth in Section 3.2(r)(iv).

"FNBO's Reports" has the meaning set forth in Section 3.2(g)(ii).

"FNBO Shareholders' Equity" has the meaning set forth in Section 2.3(c).

"FNBO 401(k) Plan" has the meaning set forth in Section 5.11(b).

"FRA" means the Federal Reserve Act, as amended.

"FRB" means the Board of Governors of the Federal Reserve System.

"FSFG" has the meaning set forth in the introductory paragraph of this Agreement.

"FSFG Common Stock" means the common stock, par value $0.01 per share, of FSFG.

"FSFG's Reports" has the meaning set forth in Section 3.3(e)(ii).

"First Savings" has the meaning set forth in the introductory paragraph of this Agreement.

"Fee" has the meaning set forth in Section 7.2(a).

"First Savings' Reports" has the meaning set forth in Section 3.3(e)(i).

"GAAP" means accounting principles generally accepted in the United States of America, consistently applied.

"Government Regulator" means any federal or state governmental authority charged with the supervision or regulation of depository institutions or depository institution holding companies or engaged in the insurance of bank deposits.

"Governmental Entity" means any court, administrative agency or commission or other governmental authority or instrumentality.

"Hazardous Material" means any substance (whether solid, liquid or gas) which is or could be detrimental to human health or safety or to the environment, currently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum, or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

"IBCL" means the Indiana Business Corporation Law, as amended.

"IFIA" means the Indiana Financial Institutions Act, as amended.

"IRC" means the Internal Revenue Code of 1986, as amended.

"Indemnified Party" has the meaning set forth in Section 5.12(a).

"Intellectual Property" has the meaning set forth in Section 3.2(p).

"Knowledge" means, (i) with respect to a corporate party hereto, actual knowledge of the members of the board of directors of that party or any executive officer of that party with the title ranking not less than vice president and (ii) with respect to Shareholder, the actual knowledge of Priscilla D. Turner or Timothy J. Turner.

"Letter of Transmittal" has the meaning set forth in Section 2.3(c).

"Lien" means any charge, mortgage, pledge, security interest, claim, lien or encumbrance.

"Loan(s)" means a loan, lease, advance, letter of credit, credit enhancement, guarantee or other extension of credit, including FNBO's applicable participation interest.

"Loan Property" means any property in which the applicable party (or a subsidiary of it) holds a security interest and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

"Material Adverse Effect" means an effect which is material and adverse to the business, financial condition or results of operations of FSFG and its Subsidiaries, taken as a whole, Dearmin or FNBO, as the context may dictate; provided, however, that any such effect resulting from any (i) changes in laws, rules or regulations or in GAAP or regulatory accounting requirements or interpretations thereof that apply to FSFG, First Savings, Dearmin and FNBO, or to financial and/or depository institutions generally, (ii) changes in economic conditions affecting financial institutions generally, including but not limited to, changes in the general level of market interest rates, (iii) actions and omissions of FSFG, First Savings, Dearmin or FNBO taken with the prior written consent of the other, (iv) direct effects of compliance with this Agreement on the operating performance of the parties, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement, (v) military or terrorist attack within the United States or any of its possessions, or (vi) the impact of the announcement of this Agreement and compliance with this Agreement on the business, financial condition or results of operations of FSFG, First Savings, Dearmin or FNBO (other than the impact of any litigation that may be instituted through the Bank Merger Effective Time in connection with this Agreement and the transactions contemplated hereby), shall not be considered in determining if a Material Adverse Effect has occurred.

"Maximum Insurance Amount" has the meaning set forth in Section 5.12(c).

"NBA" means The National Bank Act, as amended.

"OCC" means the Office of the Comptroller of the Currency.

"Participation Facility" means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

"Parent-Subsidiary Merger" has the meaning set forth in Section 2.2.

"Parent-Subsidiary Merger Effective Time" has the meaning set forth in Section 2.2(a).

"Parent Surviving Corporation" has the meaning set forth in Section 2.2.

"Person" means an individual, a corporation, a limited liability company, a partnership, an association, a trust, an unincorporated organization, or other entity.

"Proxy Statement" has the meaning set forth in Section 5.9.

"Real Property" has the meaning set forth in Section 3.2(s)(i).

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended.

"Shareholder Meeting" has the meaning set forth in Section 5.8.

"Shareholder" has the meaning set forth in the introductory paragraph of this Agreement.

"Subsidiary" means a corporation, partnership, joint venture or other entity in which FSFG, First Savings, Dearmin or FNBO, as the case may be, has, directly or indirectly, an equity interest representing 50% or more of any class of the capital stock thereof or other equity interests therein.

"Superior Proposal" means an unsolicited, bona fide written offer made by a third party to consummate an Acquisition Proposal with respect to Dearmin or FNBO that (i) Dearmin's or FNBO's board of directors determines in good faith, after consulting with its outside legal counsel and its financial advisor, would, if consummated, result in a transaction that is more favorable to the shareholders of Dearmin or FNBO than the transactions contemplated hereby (taking into account all legal, financial, regulatory and other aspects of the proposal and the entity making the proposal), (ii) is not conditioned on obtaining financing (and with respect to which FSFG has received written evidence of such person's ability to fully finance its Acquisition Proposal), (iii) is for 100% of the outstanding shares of Dearmin Common Stock or FNBO Common Stock and (iv) is, in the written opinion of Dearmin's and FNBO's financial advisor, more favorable to the shareholders of Dearmin or FNBO from a financial point of view than the transactions contemplated hereby (including any adjustments to the terms and conditions of such transactions proposed by FSFG in response to such Acquisition Proposal).

"Surviving Bank" has the meaning set forth in Section 2.3.

"Tax(es)" means all income, franchise, gross receipts, real and personal property, real property transfer and gains, wage and employment taxes.

"Transactions" means, collectively, the Stock Purchase, the Parent-Subsidiary Merger, and the Bank Merger.

ARTICLE II
The Transactions

At the Closing, and upon the terms and subject to the conditions set forth in this Agreement, the acquisition of FNBO by First Savings shall occur in the following sequential steps and in immediate succession:

2.1 The Stock Purchase.  FSFG shall purchase from Shareholder, and Shareholder shall sell, transfer and convey to FSFG, all of the shares of Dearmin Common Stock owned by Shareholder, free and clear of all Liens (the "Stock Purchase").
(a)     Purchase Price.  The purchase price for such Dearmin Common Stock shall be an amount of cash equal to the product obtained by multiplying the Bank Merger Consideration by the number of shares of FNBO Common Stock owned by Dearmin (which number is 34,520 shares of FNBO Common Stock).  At the Closing, FSFG shall deliver such funds to Shareholder by a wire transfer made in accordance with instructions provided by Shareholder to FSFG.

(b)     Closing Deliverables.  At the Closing, Shareholder shall deliver a certificate(s) representing all of the Dearmin Common Stock owned by Shareholder, together with duly executed stock powers, and such other documents that FSFG may reasonable request.
    2.2    The Parent-Subsidiary Merger.  Immediately following the Stock Purchase, Dearmin will merge with and into FSFG (the "Parent-Subsidiary Merger").  At the Parent-Subsidiary Merger Effective Time (as defined below), the separate corporate existence of Dearmin shall cease and FSFG shall be the surviving corporation (hereinafter sometimes referred to in such capacity as the "Parent Surviving Corporation").  The Parent-Subsidiary Merger will have the effects set forth in the IBCL.

(a)     Effective Time of Parent-Subsidiary Merger.  FSFG and Dearmin shall duly execute and deliver articles of merger (the "Articles of Parent-Subsidiary Merger") to the Indiana Secretary of State for filing pursuant to the IBCL.  The Parent-Subsidiary Merger shall become effective at such time as the Articles of Merger are duly filed with the Indiana Secretary of State or at such later date or time as FSFG and Dearmin agree and specify in the Articles of Parent-Subsidiary Merger (the date and time the Merger becomes effective being the "Parent-Subsidiary Merger Effective Time").

(b)     Effect on Dearmin Common Stock and FSFG Common Stock.  At the Parent-Subsidiary Merger Effective Time, each share of Dearmin Common Stock issued and outstanding immediately before the Parent-Subsidiary Merger Effective Time shall be cancelled and each share of FSFG Common Stock issued and outstanding immediately before the Parent-Subsidiary Merger Effective Time shall remain issued and outstanding and shall be unchanged by the Parent-Subsidiary Merger.

(c)     Charter and Bylaws of Parent Surviving Corporation.  The Charter of FSFG, as in effect immediately before the Parent-Subsidiary Merger Effective Time, shall be the charter of the Parent Surviving Corporation until thereafter amended in accordance with applicable law.  The bylaws of FSFG, as in effect immediately before the Parent-Subsidiary Merger Effective Time, shall be the bylaws of the Parent Surviving Corporation until thereafter amended in accordance with applicable law.

(d)     Directors of Parent Surviving Corporation.  Immediately after the Parent-Subsidiary Merger Effective Time, until their respective successors are duly elected or appointed and qualified, the directors of the Parent Surviving Corporation shall consist of the directors of FSFG serving immediately before the Parent-Subsidiary Effective Time.

(e)     Officers of Parent Surviving Corporation.  Immediately after the Parent-Subsidiary Merger Effective Time, until their respective successors are duly elected, the officers of the Parent Surviving Corporation shall consist of the officers of FSFG serving immediately before the Parent-Subsidiary Effective Time.

2.3 Bank Merger.  Immediately following the Parent-Subsidiary Merger, FNBO will merge with and into First Savings (the "Bank Merger").  At the Bank Merger Effective Time (as defined below), the separate corporate existence of FNBO shall cease and First Savings shall be the surviving institution (hereinafter sometimes referred to in such capacity as the "Surviving Bank").  The Bank Merger will have the effects set forth in the IFIA.

(a)     Effective Time of Bank Merger.  First Savings and FNBO shall duly execute and deliver articles of merger (the "Articles of Bank Merger") to the DFI and the Indiana Secretary of State for filing pursuant to the IFIA.  The Bank Merger shall become effective at such time as the Articles of Bank Merger are duly filed with the DFI and the Indiana Secretary of State or at such later date or time as First Savings and FNBO agree and specify in the Articles of Bank Merger (the date and time the Merger becomes effective being the "Bank Merger Effective Time").

(b)     Effect on Outstanding Shares of FNBO Common Stock.  By virtue of the Bank Merger, automatically and without any action on the part of the holder thereof, (i) each share of FNBO Common Stock issued and outstanding at the Bank Merger Effective Time, other than Excluded Shares and the shares of FNBO Common Stock owned by Dearmin as of the Parent-Subsidiary Merger Effective Time, shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to receive from First Savings two hundred sixty-five dollars ($265.00) in cash, without interest (the "Bank Merger Consideration"), provided, however, that the Bank Merger Consideration may be decreased (but under no circumstances increased) in the following circumstance only, namely that if as of the end of the month immediately before the Closing Date, FNBO Shareholders' Equity (as defined below) is less than $8,012,773, then the aggregate Bank Merger Consideration shall be decreased dollar-for-dollar by the amount of such difference; and (ii) each Excluded Share, other than Dissenters' Shares, and each share of FNBO Common Stock owned by Dearmin before the Parent-Subsidiary Merger Effective Time shall be canceled and retired and shall cease to exist, and no exchange or payment shall be made by First Savings with respect thereto.  If the aggregate Bank Merger Consideration is decreased in the circumstance described in Section 2.3(b)(i) above, then the term "Bank Merger Consideration" shall mean, for purposes of this Agreement, such decreased aggregate Bank Merger Consideration divided by the total number of shares of FNBO Common Stock outstanding immediately before the consummation of the Transactions.

(c)     FNBO Shareholders' Equity.  "FNBO Shareholders' Equity" means the shareholders' equity of FNBO, determined in accordance with GAAP, provided, however, that solely for purposes of calculating FNBO Shareholders' Equity as of the end of the month immediately before the Closing Date for purposes of Section 2.3(b)(i) above, the following expenses (but no other expenses) shall be disregarded:  (i) any accruals established by FNBO pursuant to Section 5.15; (ii) any loss resulting from the sale of Loans by FNBO pursuant to Section 5.14; (iii) any accrual established or payment made by FNBO pursuant to Section 5.11(e), 5.11(f) or 5.11(g); (iv) any changes to the valuation of the FNBO investment portfolio attributed to Accounting Standards Codification 320, Investments – Debt and Equity Securities, whether upward or downward, from June 30, 2017 until the measurement date; (v) the aggregate expenses of attorneys, accountants, consultants, financial advisors, and other professional advisors incurred by FNBO and Dearmin in connection with this Agreement or the transactions contemplated hereby; (vi) costs associated with terminating the FNBO 401(k) Plan pursuant to Section 5.11(b); and (vii) costs associated with the termination of that certain Master Agreement, dated September 26, 2011 (including any related addenda, order requests, exhibits and schedules), with D+H USA Corporation and with any related deconversion services.  All such excluded amounts shall be determined in accordance with GAAP.

(d)     Exchange Procedures.  (i)  Appropriate transmittal materials ("Letter of Transmittal") in a form satisfactory to First Savings and FNBO shall be mailed by Broadridge Financial Solutions, Inc. (the "Exchange Agent") as soon as practicable after the Closing Date but no later than five (5) business days thereafter, to each holder of record of FNBO Common Stock as of the Bank Merger Effective Time for the purpose of surrendering their certificates evidencing FNBO Common Stock (each a "Certificate") in exchange for the Bank Merger Consideration.  A Letter of Transmittal will be deemed properly completed only if accompanied by Certificates representing all shares of FNBO Common Stock to be exchanged thereby.

(ii)     At and after the Bank Merger Effective Time, each Certificate shall represent only the right to receive the Bank Merger Consideration.

(iii)     Before the Bank Merger Effective Time, First Savings shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of FNBO Common Stock, for exchange in accordance with this Section 2.3, an amount of cash sufficient to pay the aggregate Bank Merger Consideration.

(iv)     The Letter of Transmittal shall (a) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, (b) be in a form and contain any other provisions as First Savings may reasonably determine and (c) include instructions for use in effecting the surrender of the Certificates in exchange for the Bank Merger Consideration.  Upon the proper surrender of the Certificates to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Certificates shall be entitled to receive in exchange therefor a check in the amount equal to the cash that such holder has the right to receive pursuant to Section 2.3(b).  Certificates so surrendered shall forthwith be canceled.  As soon as practicable following receipt of the properly completed Letter of Transmittal and any necessary accompanying documentation, the Exchange Agent shall distribute the Bank Merger Consideration as provided herein.  If there is a transfer of ownership of any shares of FNBO Common Stock not registered in the transfer records of FNBO, the Bank Merger Consideration shall be issued to the transferee thereof if the Certificates representing such FNBO Common Stock are presented to the Exchange Agent, accompanied by all documents required, in the reasonable judgment of First Savings and the Exchange Agent, to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(v)     The stock transfer books of FNBO shall be closed immediately upon the Bank Merger Effective Time and from and after the Bank Merger Effective Time there shall be no transfers on the stock transfer records of FNBO of any shares of FNBO Common Stock.  If, after the Bank Merger Effective Time, Certificates are presented to First Savings, they shall be canceled and exchanged for the Bank Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.3.

(vi)     Any portion of the aggregate Bank Merger Consideration to be paid pursuant to Section 2.3 or any proceeds from any investments thereof that remains unclaimed by the shareholders of FNBO for six (6) months after the Bank Merger Effective Time shall be repaid by the Exchange Agent to First Savings upon the written request of First Savings.  After such request is made, any holders of FNBO Common Stock who have not theretofore complied with this Section 2.3 shall look only to First Savings for the Bank Merger Consideration deliverable in respect of each share of FNBO Common Stock such holder holds, as determined pursuant to Section 2.3 of this Agreement, without any interest thereon.  If outstanding Certificates are not surrendered before the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by any abandoned property, escheat or other applicable laws, become the property of First Savings (and, to the extent not in its possession, shall be paid over to it), free and clear of all claims or interest of any person previously entitled to such claims.  Notwithstanding the foregoing, neither the Exchange Agent nor any party to this Agreement (or any affiliate thereof) shall be liable to any former holder of FNBO Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(vii)     First Savings and the Exchange Agent shall be entitled to rely upon FNBO's stock transfer books to establish the identity of those persons entitled to receive the Bank Merger Consideration, which books shall be conclusive with respect thereto.  If there is a dispute with respect to ownership of FNBO Common Stock represented by any Certificate, First Savings and the Exchange Agent shall be entitled to deposit any Bank Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(viii)     If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent or First Savings, the posting by such person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Bank Merger Consideration deliverable in respect thereof pursuant to Section 2.3.

(e)     Effect on First Savings Common Stock.  At the Bank Merger Effective Time, each share of common stock of First Savings issued and outstanding immediately before the Bank Merger Effective Time shall remain issued and outstanding and shall be unchanged by the Bank Merger.

(f)     Directors of Surviving Bank.  Immediately after the Bank Merger Effective Time, until their respective successors are duly elected or appointed and qualified, the directors of the Surviving Bank shall consist solely of the directors of First Savings serving immediately before the Bank Merger Effective Time.

(g)     Officers of Surviving Bank.  Immediately after the Bank Merger Effective Time, until their respective successors are duly elected, the officers of the Surviving Bank shall consist solely of the officers of First Savings serving immediately before the Bank Merger Effective Time.

(h)     Articles of Conversion and Bylaws of Surviving Bank.  The articles of conversion of First Savings, as in effect immediately before the Bank Merger Effective Time, shall be the articles of conversion of the Surviving Bank until thereafter amended in accordance with applicable law.  The bylaws of First Savings, as in effect immediately before the Bank Merger Effective Time, shall be the bylaws of the Surviving Bank until thereafter amended in accordance with applicable law.

2.4 Dissenters' Rights.  Notwithstanding any other provision of this Agreement to the contrary, shares of FNBO Common Stock that are outstanding immediately before the Bank Merger Effective Time and which are held by shareholders who shall have not voted in favor of the Bank Merger or consented thereto in writing and who properly shall have demanded payment of the fair value for such shares in accordance with the NBA (collectively, the "Dissenters' Shares") shall not be converted into or represent the right to receive the Bank Merger Consideration.  Such shareholders instead shall be entitled to receive payment of the fair value of such shares held by them in accordance with the provisions of the NBA, except that all Dissenters' Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights as dissenting shareholders under the NBA shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Bank Merger Effective Time, for the right to receive, without any interest thereon, the Bank Merger Consideration upon surrender in the manner provided in Section 2.3 of the Certificate(s) that, immediately before the Bank Merger Effective Time, evidenced such shares. FNBO shall give First Savings (i) prompt written notice of any written demands for payment of fair value of any shares of FNBO Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the NBA and received by FNBO relating to shareholders' dissenters' rights and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands under the NBA consistent with the obligations of FNBO thereunder.  FNBO shall not, except with the prior written consent of First Savings, (x) make any payment with respect to such demand, (y) offer to settle or settle any demand for payment of fair value or (z) waive any failure to timely deliver a written demand for payment of fair value or timely take any other action to perfect payment of fair value rights in accordance with the NBA.

2.5 Closing.  The closing of the Transactions (the "Closing") will take place by the electronic (PDF), facsimile or overnight courier exchange of executed documents on a date, time and place that are mutually agreed to by the parties hereto, as soon as practicable following satisfaction or waiver of the conditions to Closing set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing) (the "Closing Date").

2.6 Alternative Structure.  Notwithstanding anything to the contrary contained in this Agreement, before the consummation of the Transactions, FSFG and First Savings may specify that the structure of the transactions contemplated by this Agreement be revised and the parties hereto shall enter into such alternative transactions as FSFG and First Savings may reasonably determine to effect the purposes of this Agreement; provided, however, that such revised structure shall not (i) alter or change the amount or kind of the Bank Merger Consideration, (ii) adversely affect the intent of the parties hereto that the Parent-Subsidiary Merger and the Bank Merger each qualify as a reorganization under the provisions of Section 368(a) of the IRC for federal income tax purposes, or (iii) materially impede or delay the receipt of any regulatory approval referred to in, or the consummation of the transactions contemplated by, this Agreement.  If FSFG and First Savings elect to make such a revision, the parties hereto agree to execute promptly appropriate documents to reflect the revised structure.

2.7 Absence of Control.  Subject to any specific provisions of this Agreement, it is the intent of the parties hereto that FSFG and First Savings by reason of this Agreement shall not be deemed (until consummation of the transactions contemplated hereby) to control, directly or indirectly, Dearmin or FNBO or to exercise, directly or indirectly, a controlling influence over the management or policies of Dearmin and FNBO.
ARTICLE III
Representations and Warranties

3.1 Disclosure Letters.  Before the execution and delivery of this Agreement, FSFG and First Savings, on the one hand, and Dearmin and FNBO, on the other hand, have each delivered to the other a letter (each, its "Disclosure Letter") setting forth, among other things, facts, circumstances and events the disclosure of which is required or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of their respective representations and warranties (and making specific reference to the Section of this Agreement to which they relate).

3.2 Representations and Warranties of Shareholder.  Shareholder represents and warrants to FSFG and First Savings that:

(a)     Shareholder is a trust duly formed under its jurisdiction of formation and has the complete authority to enter into this Agreement and to perform the transactions to which Shareholder is a party hereunder.

(b)     Shareholder is the sole owner of all of the issued and outstanding shares of capital stock of Dearmin (which, as of the date hereof, consists solely of 24,593 shares of Dearmin Common Stock), free and clear of all Liens.

(c)     This Agreement has been duly and validly executed and delivered by Shareholder and constitutes a valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(d)     No consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained in connection with the execution and delivery by Shareholder of this Agreement or the consummation of the transactions contemplated by this Agreement, except for filings of applications and notices with, receipt of approvals or non-objections from, and expiration of the related waiting period required by, federal and state banking authorities and except for such other consents and approvals disclosed in Dearmin's/FNBO's joint Disclosure Letter.

3.3 Representations and Warranties of Dearmin and FNBO.  Dearmin and FNBO, jointly and severally, represent and warrant to FSFG and First Savings that, except as disclosed in Dearmin's/FNBO's joint Disclosure Letter:

(a)     Organization and Qualification.

(i)     Dearmin is a corporation duly organized and validly existing under the laws of the State of Indiana.  Dearmin has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it.  Dearmin is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on Dearmin.  Dearmin engages only in activities (and holds properties only of the types) permitted to bank holding companies by the BHCA and the rules and regulations of the FRB promulgated thereunder.

(ii)     FNBO is a national bank duly organized and validly existing under the laws of the United States of America.  FNBO's deposits are insured by the FDIC to the fullest extent permitted by law.  FNBO is a member in good standing of the Federal Reserve Bank of St. Louis and the Federal Home Loan Bank of Indianapolis.  FNBO has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it.  FNBO is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on FNBO.  FNBO engages only in activities (and holds properties only of the types) permitted to national banks by the NBA and the rules and regulations of the OCC promulgated thereunder and to member banks of the Federal Reserve System by the FRA and the rules and regulations of the FRB promulgated thereunder.

(b)     Subsidiaries.  Dearmin has no Subsidiaries other than FNBO.  FNBO does not have any Subsidiaries.

(c)     Capital Structure.

(i)     The authorized capital stock of Dearmin consists of 40,000 shares of Dearmin Common Stock and 2,000 shares of preferred stock, par value $1.00 per share.  The authorized capital stock of FNBO consists solely of 40,000 shares of FNBO Common Stock.

(ii)     As of the date of this Agreement, (i) 24,593 shares of Dearmin Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable federal and state securities laws, and no shares of preferred stock of Dearmin are issued and outstanding, and (ii) 40,000 shares of FNBO Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable federal and state securities laws.

(iii)     As of the date of this Agreement, 34,520 shares of FNBO Common Stock are held of record by Dearmin, free and clear of any Liens, and Dearmin has, and will have at the time of the Shareholder Meeting, full power and authority to vote such shares, and none of such is subject to any voting trust or other agreement, arrangement or restriction that would limit the ability of Dearmin to perform its obligations under Section 5.13.

(iv)     No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of FNBO may vote are issued or outstanding.

(v)     Except as set forth in this Section 3.3(c), as of the date of this Agreement, (A) no shares of capital stock or other voting securities of either Dearmin or FNBO are issued, reserved for issuance or outstanding and (B) neither Dearmin nor FNBO has been and is not bound by any outstanding subscriptions, options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating Dearmin or FNBO to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of Dearmin or FNBO or obligating Dearmin or FNBO to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement.  As of the date hereof, there are no outstanding contractual obligations of either Dearmin or FNBO to repurchase, redeem or otherwise acquire any shares of capital stock of Dearmin or FNBO.

(d)     Authority.  Dearmin and FNBO each has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement.  The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of the board of directors of each of Dearmin and FNBO, and no other corporate proceedings on the part of Dearmin or FNBO are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than the approval and adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of FNBO Common Stock.  This Agreement has been duly and validly executed and delivered by Dearmin and FNBO and constitutes a valid and binding obligation of Dearmin and FNBO, enforceable against Dearmin and FNBO in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e)     No Violations.  The execution, delivery and performance of this Agreement by Dearmin and FNBO do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming all required governmental approvals have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which Dearmin or FNBO (or any of their respective properties) is subject, (ii) violate the charter or bylaws of Dearmin or FNBO or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Dearmin or FNBO under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which Dearmin or FNBO is a party, or to which any of their respective properties or assets may be subject except, in the case of (i) and (iii), for any such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on Dearmin or FNBO.

(f)     Consents and Approvals.  No consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained in connection with the execution and delivery by Dearmin or FNBO of this Agreement or the consummation of the transactions contemplated by this Agreement, except for filings of applications and notices with, receipt of approvals or non-objections from, and expiration of the related waiting period required by, federal and state banking authorities and except for such other third-party consents and approvals disclosed in Dearmin's/FNBO's joint Disclosure Letter.  As of the date of this Agreement, neither Dearmin nor FNBO has any knowledge of any reason pertaining to Dearmin or FNBO why any of the approvals referred to in this Section 3.3(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.1(b).

(g)     Governmental Filings.  (i) Dearmin has filed all reports, schedules, registration statements and other documents that it has been required to file since December 31, 2016 with the Indiana Department of Financial Institutions, the FRB or any other Governmental Regulator (collectively, "Dearmin's Reports").  No administrative actions have been taken or threatened or orders issued in connection with any of Dearmin's Reports.  As of their respective dates, each of Dearmin's Reports complied in all material respects with all laws or regulations under which it was filed (or was amended so as to be in compliance promptly following discovery of such noncompliance).  Any financial statement contained in any of Dearmin's Reports fairly presented in all material respects the consolidated financial position of Dearmin and was prepared in accordance with GAAP or applicable regulations.

                (ii)     FNBO has filed all reports, schedules, registration statements and other documents that it has been required to file since December 31, 2016 with the OCC, the FRB or any other Governmental Regulator (collectively, "FNBO's Reports").  No administrative actions have been taken or threatened or orders issued in connection with any of FNBO's Reports.  As of their respective dates, each of FNBO's Reports complied in all material respects with all laws or regulations under which it was filed (or was amended so as to be in compliance promptly following discovery of such noncompliance).  Any financial statement contained in any of FNBO's Reports fairly presented in all material respects the financial position of FNBO and was prepared in accordance with GAAP or applicable regulations.

(h)     Financial Statements.  Dearmin and FNBO have delivered to FSFG and First Savings:

(i)     copies of (i) the balance sheets of Dearmin as of December 31, 2016 and 2015 and related statements of income, cash flows and changes in shareholders' equity for each of the years in the two-year period ended December 31, 2016, together with the notes thereto, accompanied by the audit report of Dearmin's independent public auditors and (ii) the unaudited balance sheet of Dearmin as of June 30, 2017 and the related statements of income and changes in shareholders' equity for the period then ended.  Such financial statements were prepared from the books and records of Dearmin, fairly present in all material respects the consolidated financial position of Dearmin in each case at and as of the dates indicated and the results of operations, retained earnings and cash flows of Dearmin for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack a statement of cash-flows and footnotes.  The books and records of Dearmin have been, and are being, maintained in all material respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(ii)     copies of (i) the balance sheets of FNBO as of December 31, 2016 and 2015 and related statements of income, cash flows and changes in shareholders' equity for each of the years in the two-year period ended December 31, 2016, together with the notes thereto, accompanied by the audit report of FNBO's independent public auditors and (ii) the unaudited balance sheet of FNBO as of June 30, 2017 and the related statements of income and changes in shareholders' equity for the period then ended.  Such financial statements were prepared from the books and records of FNBO, fairly present in all material respects the financial position of FNBO in each case at and as of the dates indicated and the results of operations, retained earnings and cash flows of FNBO for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack a statement of cash-flows and footnotes.  The books and records of FNBO have been, and are being, maintained in all material respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(i)     Undisclosed Liabilities.  (A) Dearmin has not incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the balance sheet of Dearmin as of December 31, 2016, except for (i) liabilities incurred since December 31, 2016 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on Dearmin, and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

                (B)     FNBO has not incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the balance sheet of FNBO as of December 31, 2016, except for (i) liabilities incurred since December 31, 2016 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on FNBO, and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(j)     Absence of Certain Changes or Events.  Since December 31, 2016:

(i)     Each of Dearmin and FNBO has conducted its business only in the ordinary and usual course of such business consistent with their past practices;

(ii)     there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on Dearmin or FNBO;

(iii)     Dearmin has not declared, paid or set aside any dividends or distributions with respect to the Dearmin Common Stock, except as set forth in Dearmin's/FNBO's joint Disclosure Letter;

(iv)     FNBO has not declared, paid or set aside any dividends or distributions with respect to the FNBO Common Stock, except as set forth in Dearmin's/FNBO's joint Disclosure Letter;

(v)     except for supplies or equipment purchased in the ordinary course of business, neither Dearmin nor FNBO has made any capital expenditures exceeding ten thousand dollars ($10,000) individually or twenty-five thousand dollars ($25,000) in the aggregate;

(vi)     there has not been any write-down by FNBO in excess of twenty-five thousand dollars ($25,000) with respect to any of its Loans, real estate owned, or investment securities;

(vii)     there has not been any sale, assignment or transfer of any assets by either Dearmin or FNBO in excess of ten thousand dollars ($10,000) other than in the ordinary course of business or pursuant to a contract or agreement disclosed in Dearmin's/FNBO's joint Disclosure Letter;

(viii)     there has been no increase in the salary, compensation, pension or other benefits payable or to become payable by either Dearmin or FNBO to any of its directors, officers or employees, other than in conformity with the policies and practices of Dearmin and FNBO in the usual and ordinary course of its business and consistent with past practice;

(ix)     Neither Dearmin nor FNBO has paid or made any accrual or arrangement for payment of bonuses or special compensation of any kind or any severance or termination pay to any of its directors, officers or employees, other than normal and customary accruals of bonuses for such persons; and

(x)     there has been no change in any accounting principles, practices or methods of either Dearmin or FNBO other than as required by GAAP.

(k)     Litigation.  Other than for routine matters incidental to the business of Dearmin and FNBO, which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Dearmin or FNBO, there are no suits, actions or legal, administrative or arbitration proceedings pending or, to the Knowledge of Dearmin and FNBO, threatened against or affecting Dearmin or FNBO or any property or asset of Dearmin or FNBO.  There are no investigations, reviews or inquiries by any court or Governmental Entity pending or, to the Knowledge of Dearmin and FNBO, threatened against Dearmin or FNBO.  There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against Dearmin or FNBO that have not been satisfied or that enjoin Dearmin or FNBO from taking any action.

(l)     Absence of Regulatory Actions.  Since December 31, 2016, neither Dearmin nor FNBO has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Government Regulator, or has adopted any board resolutions at the request of any Government Regulator, or has been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking.  There are no unresolved violations, criticisms or exceptions by any Government Regulator with respect to any report or statement relating to any examinations of Dearmin or FNBO.

(m)     Compliance with Laws.  Each of Dearmin and FNBO conducts its business in all material respects in compliance with all statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it.  Each of Dearmin and FNBO has all material permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is threatened.  Each of Dearmin and FNBO has not been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Dearmin or FNBO.

(n)     Taxes.  All federal, state, local and foreign Tax returns required to be filed by or on behalf of each of Dearmin and FNBO have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects.  All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other taxes required to be paid by each of Dearmin and FNBO have been paid in full or adequate provision has been made for any such Taxes on each of Dearmin's and FNBO's balance sheet (in accordance with GAAP).  There is no pending audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of each of Dearmin and FNBO, and no claim has been made in writing by any authority in a jurisdiction where each of Dearmin and FNBO does not file Tax returns that each of Dearmin and FNBO is subject to taxation in that jurisdiction.  All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to each of Dearmin and FNBO have been paid in full or adequate provision has been made for any such Taxes on each of Dearmin's and FNBO's balance sheet (in accordance with GAAP).  Neither Dearmin nor FNBO has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.  Each of Dearmin and FNBO has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and each of Dearmin and FNBO has timely complied with all applicable information reporting requirements under Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements.  Neither Dearmin nor FNBO is a party to any agreement, contract, arrangement or plan that has resulted or would result, individually or in the aggregate, in connection with this Agreement in the payment of any "excess parachute payments" within the meaning of Section 280G of the IRC and neither Dearmin nor FNBO has made any payments and is not a party to any agreement, and does not maintain any plan, program or arrangement, that could require it to make any payments that would not be fully deductible by reason of Section 162(m) of the IRC.

(o)     Agreements.

(i)     Dearmin's/FNBO's joint Disclosure Letter lists, and contains a complete and correct copy of, any contract, arrangement, commitment or understanding (whether written or oral) to which Dearmin or FNBO is a party or is bound:

(A)     with any executive officer or other key employee of Dearmin or FNBO the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Dearmin and FNBO of the nature contemplated by this Agreement;

(B)     with respect to the employment of any directors, officers, employees or consultants;

(C)     any of the benefits of which will be increased, or the vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, phantom stock or stock appreciation rights plan, restricted stock plan or stock purchase plan);

(D)     containing covenants that limit the ability of either Dearmin or FNBO to compete in any line of business or with any person, or that involve any restriction on the geographic area in which, or method by which, Dearmin or FNBO (including any successor thereof) may carry on its business (other than as may be required by law or any regulatory agency);

(E)     pursuant to which Dearmin or FNBO may become obligated to invest in or contribute capital to any entity;

(F)     that relates to borrowings of money (or guarantees thereof) by Dearmin or FNBO in excess of twenty-five thousand dollars ($25,000), other than reverse repurchase agreements and advances from the Federal Home Loan Bank of Indianapolis or the Federal Reserve Bank of St. Louis; or

(G)     which is a lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee, involving a liability or obligation as obligor in excess of twenty-five thousand dollars ($25,000) annually.

(ii)     Neither Dearmin nor FNBO is in default under (and no event has occurred which, with due notice or lapse of time or both, would constitute a default under) or is in violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject and, to the Knowledge of Dearmin and FNBO, no other party to any such agreement (excluding any loan or extension of credit made by FNBO) is in default in any respect thereunder, except for such defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Dearmin or FNBO.

(iii)     Each arrangement of Dearmin and FNBO that is a "nonqualified deferred compensation plan" within the meaning of Section 409A(d)(1) of the IRC and any award thereunder, in each case that is subject to Section 409A of the IRC, materially complies with Section 409A of the IRC.

(p)     Intellectual Property.  Each of Dearmin and FNBO owns or possesses valid and binding licenses and other rights to use without payment all patents, copyrights, trade secrets, trade names, service marks and trademarks material to its business.  Dearmin's/FNBO's joint Disclosure Letter sets forth a complete and correct list of all material trademarks, trade names, service marks and copyrights owned by or licensed to Dearmin and FNBO for use in its business, and all licenses and other agreements relating thereto and all agreements relating to third party intellectual property that Dearmin and FNBO is licensed or authorized to use in its business, including without limitation any software licenses (other than licenses for commercially available, off-the-shelf software) (collectively, the "Intellectual Property").  With respect to each item of Intellectual Property owned by Dearmin and FNBO, Dearmin and FNBO possesses all right, title and interest in and to the item, free and clear of any Lien.  With respect to each item of Intellectual Property that Dearmin and FNBO is licensed or authorized to use, the license, sublicense or agreement covering such item is legal, valid, binding, enforceable and in full force and effect.  Neither Dearmin nor FNBO has received any charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation with or of any intellectual property rights of a third party (including any claims that Dearmin or FNBO must license or refrain from using any intellectual property rights of a third party).  To the Knowledge of Dearmin and FNBO, neither Dearmin nor FNBO has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of third parties and no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of Dearmin and FNBO.

(q)     Labor Matters.  Each of Dearmin and FNBO is in material compliance with all applicable laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours.  Neither Dearmin nor FNBO is and has ever been a party to, and has not and never been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is Dearmin or FNBO the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages and conditions of employment nor has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving Dearmin or FNBO pending or, to the knowledge of Dearmin and FNBO, threatened.

(r)     Employee Benefit Plans.

(i)     Section 3.3(r)(i) of Dearmin's/FNBO's joint Disclosure Letter contains a complete and accurate list of all pension, retirement, stock option, restricted stock, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements, policies and arrangements, including, but not limited to, "employee benefit plans," as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto, which are maintained by each of Dearmin and FNBO or to which Dearmin or FNBO is a party and which cover any present or former directors, officers or other employees of Dearmin or FNBO (hereinafter referred to collectively as the "FNBO Employee Plans").  Each of Dearmin and FNBO has previously delivered or made available to FSFG and First Savings true and complete copies of each FNBO Employee Plan, along with copies of the most recently filed Annual Report Form 5500 series for each applicable FNBO Employee Plan.  There has been no announcement or commitment by Dearmin or FNBO to create an additional FNBO Employee Plan, or to amend any FNBO Employee Plan, except for amendments required by applicable law which do not materially increase the cost of such FNBO Employee Plan.

(ii)     There is no pending or threatened litigation, administrative action or proceeding relating to any FNBO Employee Plan, other than benefit claims in the ordinary course.  All of the FNBO Employee Plans comply in all material respects with all applicable requirements of ERISA, the IRC and other applicable laws.  Neither Dearmin nor FNBO has engaged in a non-exempt "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the IRC) with respect to the FNBO Employee Plans nor, to the Knowledge of Dearmin or FNBO, has there occurred a non-exempt "prohibited transaction" with respect to the FNBO Employee Plans, which in any event is likely to result in the imposition of any material penalties or material taxes upon FNBO under Section 502(i) of ERISA or Section 4975 of the IRC.

(iii)     No FNBO Employee Plan is or has been subject to Title IV of ERISA or the minimum funding requirements of Section 412 of the IRC.  Neither FNBO nor any ERISA Affiliate has contributed to or has had any obligation to contribute to, any "multiemployer plan," as defined in Section 3(37) of ERISA.

(iv)     Each FNBO Employee Plan that is an "employee pension benefit plan" (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the IRC (a "FNBO Qualified Plan") has received a favorable determination or opinion letter from the IRS, and FNBO is not aware of any circumstances likely to result in revocation of any such favorable determination or opinion letter.  No FNBO Qualified Plan is a multiple employer plan subject to ERISA.

(v)     Except as set forth on Section 3.3(r)(v) of the Disclosure Letter, FNBO does not have any obligations for post-retirement or post-employment benefits under any FNBO Employee Plan, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the IRC, or similar state laws, the cost of which is borne by the insured individual participants.

(vi)     Each FNBO Employee Plan, including without limitation the FNBO 401(k) Plan in which FNBO's employees are eligible to participate, is and at all times has been maintained, funded, operated and administered, and FNBO has performed all of its obligations under each FNBO Employee Plan, in each case in accordance with the terms of such FNBO Employee Plan and is in compliance in all material respects with all applicable laws, including ERISA and the IRC.  FNBO has complied in all material respects with the provisions of COBRA, the Health Insurance Portability and Accountability Act of 1996, as amended, and the Family Medical Leave Act of 1993, as amended.  All contributions required to be made to any FNBO Employee Plan by applicable law and the terms of such FNBO Employee Plan, and all premiums due or payable with respect to insurance policies funding any FNBO Employee Plan, for any period through the Closing Date, have been timely made or paid in full or, to the extent not required to be made or paid on or before the Closing Date, have been fully accrued for by FNBO.  All returns, reports and filings required by any Governmental Entity or which must be furnished to any person with respect to each FNBO Employee Plan have been filed or furnished.

(s)     Properties.

(i)     A list and description of all real property owned or leased by each of Dearmin and FNBO (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer) (collectively, the "Real Property"), is set forth in Dearmin's/FNBO's joint Disclosure Letter.  Each of Dearmin and FNBO has good and marketable title to all Real Property owned by it, in each case free and clear of any Liens except (i) liens for taxes not yet due and payable and (ii) such easements, restrictions and encumbrances, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby.  Each lease pursuant to which Dearmin and FNBO, as lessee, leases real or personal property is valid and in full force and effect and neither Dearmin nor FNBO, nor, to Dearmin's and FNBO's knowledge, any other party to any such lease, is in default or in violation of any material provisions of any such lease.  A complete and correct copy of each such lease is attached as an exhibit to Dearmin's/FNBO's joint Disclosure Letter.  All Real Property owned or leased by each of Dearmin and FNBO are in a good state of maintenance and repair (normal wear and tear excepted), conform in all material respects with all applicable ordinances, regulations and zoning laws and are considered by each of Dearmin and FNBO to be adequate for the current business of FNBO.  To the Knowledge of each of Dearmin and FNBO, none of the buildings, structures or other improvements located on any Real Property owned or leased by Dearmin or FNBO encroaches upon or over any adjoining parcel or real estate or any easement or right-of-way.

(ii)     Each of Dearmin and FNBO has good and marketable title to all tangible personal property owned by it, free and clear of all Liens except such Liens, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby.  With respect to personal property used in the business of Dearmin and FNBO that is leased rather than owned, each of Dearmin and FNBO is not in default under the terms of any such lease.

(t)     Fees.  Except as set forth in Dearmin's/FNBO's joint Disclosure Letter (which disclosure shall include a true and correct copy of all engagement agreements with respect to the services contemplated hereby), neither Dearmin, FNBO nor any of its respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, investment banking fees, fairness opinion fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for Dearmin or FNBO in connection with this Agreement or the transactions contemplated hereby.

(u)     Environmental Matters.

(i)      Each of FNBO, the Participation Facilities, and, to the knowledge of FNBO, the Loan Properties are, and have been, in substantial compliance with all Environmental Laws.

(ii)     There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Knowledge of FNBO, threatened, before any court, governmental agency or board or other forum against FNBO or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by FNBO or any Participation Facility.

(iii)     To the Knowledge of FNBO, there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened before any court, governmental agency or board or other forum relating to or against any Loan Property (or FNBO in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at a Loan Property.

(iv)     FNBO has not received any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(v)      No underground storage tanks exist at any properties owned or operated by FNBO or at any Participation Facility.  Neither FNBO nor, to the Knowledge of FNBO, any other person or entity, has closed or removed any underground storage tanks from any properties owned or operated by FNBO or any Participation Facility.

(vi)     During the period of (A) FNBO's ownership or operation of any Real Property or (B) FNBO's participation in the management of any Participation Facility, there has been no release of Hazardous Materials in, on, under or affecting such properties.  To the Knowledge of FNBO, before the period of (A) FNBO's ownership or operation of any of its Real Property or (B) FNBO's participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties.

(v)     Loan Portfolio; Allowance for Loan Losses.

(i)     With respect to each Loan owned by FNBO in whole or in part:

(A)     to the Knowledge of FNBO, the note and the related security documents are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms;

(B)     neither FNBO nor any prior holder of a Loan has modified the note or any of the related security documents in any material respect or satisfied, canceled or subordinated the note or any of the related security documents except as otherwise disclosed by documents in the applicable Loan file;

(C)     FNBO is the sole holder of legal and beneficial title to each Loan, except as otherwise referenced on the books and records of FNBO;

(D)     the original note and the related security documents are included in the Loan files, and copies of any documents in the Loan files are true and correct copies of the documents they purport to be and have not been suspended, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable Loan file; and

(E)     with respect to a Loan held in the form of a participation interest, to the Knowledge of FNBO, the participation interest documentation is legal, valid, binding and enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

(ii)     Neither the terms of any Loan, any of the documentation for any Loan, the manner in which any Loans have been administered and serviced, nor FNBO's practices of approving or rejecting Loan applications, violate in any material respect any federal, state, or local law, rule or regulation applicable thereto, including, without limitation, the Truth In Lending Act, Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit Opportunity Act, and any state laws, rules and regulations relating to consumer protection, installment sales and usury.

(iii)     The allowance for loan losses reflected in FNBO's audited balance sheet at December 31, 2016 was, and the allowance for loan losses shown on the balance sheets in FNBO's Reports for periods ending after such date, in the opinion of management, was or will be adequate, as of the dates thereof, under GAAP.  Dearmin's/FNBO's joint Disclosure Letter details FNBO's calculation of its allowance for loan losses as of May 31, 2017.

(w)     Anti-takeover Provisions Inapplicable.  Dearmin and FNBO have taken all actions required, if any, to exempt FSFG, First Savings, the Agreement and the transactions contemplated thereby from any provisions of an anti-takeover nature contained in their organizational documents, and the provisions of any federal or state "anti-takeover," "fair price," "moratorium," "control share acquisition" or similar laws or regulations.

(x)     Material Interests of Certain Persons.  No current or former executive officer or director of Dearmin or FNBO, or any immediate family member or affiliate of any such person, has any material interest, directly or indirectly, in any contract or property (real or personal), tangible or intangible, used in or pertaining to the business of Dearmin or FNBO, except for deposit or loan relationships entered into in the ordinary course of FNBO's business.

(y)     Insurance.  Each of Dearmin and FNBO is presently insured for amounts deemed reasonable by Dearmin's and FNBO's management against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured.  Dearmin's/FNBO's joint Disclosure Letter contains a list of all policies of insurance carried and owned by Dearmin and FNBO showing the name of the insurance company and agent, the nature of the coverage, the policy limit, the annual premiums and the expiration date.  All of the insurance policies and bonds maintained by Dearmin and FNBO are in full force and effect, neither Dearmin nor FNBO is in default thereunder, all premiums and other payments due under any such policy have been paid, and all material claims thereunder have been filed in due and timely fashion.

(z)     Investment Securities; Derivatives.

(i)     Dearmin's/FNBO's joint Disclosure Letter contains a complete and accurate list of FNBO's investment securities portfolio (other than those securities disclosed pursuant to Section 3.3(z)(ii)) as of the most recent practicable date before the date of this Agreement, identifying each security by issuer name and CUSIP number and setting forth the cost basis, par value, book value and fair market value of each security.

(ii)     Except for restrictions that exist for securities that are classified as "held to maturity," none of the investment securities held by FNBO is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

(iii)     FNBO is not a party to and has not agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivative contract (including various combinations thereof) or owns securities that (A) are referred to generically as "structured notes," "high risk mortgage derivatives," "capped floating rate notes" or "capped floating rate mortgage derivatives" or (B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

(aa)     Indemnification.  Except as provided in the charter or bylaws of Dearmin and FNBO, neither Dearmin nor FNBO is a party to any agreement that provides for the indemnification of any of its present or former directors, officers or employees, or other persons who serve or served as a director, officer or employee of another corporation, partnership or other enterprise at the request of Dearmin and FNBO and, to the Knowledge of Dearmin and FNBO, there are no claims for which any such person would be entitled to indemnification under the charter or bylaws of Dearmin or FNBO, under any applicable law or regulation or under any indemnification agreement.

(bb)     Corporate Documents and Records.  Dearmin's/FNBO's joint Disclosure Letter includes a complete and correct copy of the respective charter and bylaws of Dearmin and FNBO as in effect as of the date of this Agreement.  Neither Dearmin nor FNBO is in violation of its charter or bylaws.  The minute books of Dearmin and FNBO constitute a complete and correct record of all actions taken by its board of directors (and each committee thereof) and its shareholders.  Each of Dearmin and FNBO maintains accounting records that fairly and accurately reflect, in all material respects, its transactions, and accounting controls exist sufficient to provide reasonable assurances that such transactions are, in all material respects, (i) executed in accordance with management's general or specific authorization and (ii) recorded as necessary to permit the preparation of financial statements in accordance with GAAP.

(cc)     Dearmin and FNBO Information.  The information regarding Dearmin and FNBO included in the Proxy Statement, and all amendments thereto, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The information supplied, or to be supplied, by Dearmin and FNBO for inclusion in applications to Governmental Entities to obtain all permits, consents, approvals and authorizations necessary or advisable to consummate the transactions contemplated by the Agreement shall be accurate in all material respects.

(dd)     CRA, Anti-Money Laundering, OFAC and Customer Information Security.  FNBO has received a rating of "Satisfactory" in its most recent examination or interim review with respect to the CRA.  FNBO is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist that would cause it: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than "satisfactory", (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury's Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation, or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by FNBO.  FNBO is not aware of any facts or circumstances that would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would cause FNBO to undertake any remedial action.  The board of directors of FNBO has adopted, and FNBO has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and FNBO has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

(ee)     Tax Treatment of the Merger.  Neither Dearmin nor FNBO has any knowledge of any fact or circumstance relating to it that would prevent the Parent-Subsidiary Merger and the Bank Merger from each qualifying as a reorganization under Section 368 of the IRC.

(ff)     Fairness Opinion.  The Board of Directors of FNBO has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion dated the same date) from Renninger & Associates, LLC to the effect that, subject to the terms, conditions, assumptions and qualifications set forth therein, as of the date thereof, the Bank Merger Consideration to be received by the shareholders of FNBO pursuant to this Agreement is fair, from a financial point of view, to them.  Such opinion has not been amended or rescinded as of the date of this Agreement.

3.4 Representations and Warranties of FSFG and First Savings.  FSFG and First Savings, jointly and severally, represent and warrant to Dearmin and FNBO that, except as set forth in FSFG's/First Savings' joint Disclosure Letter:

(a)     Organization and Qualification.

(i)     First Savings is a commercial bank duly organized and validly existing under the laws of the State of Indiana.  First Savings has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it.  First Savings is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on First Savings.  First Savings' deposits are insured by the FDIC to the fullest extent permitted by law.  First Savings is a member in good standing of the Federal Reserve Bank of St. Louis and the Federal Home Loan Bank of Indianapolis.  First Savings engages only in activities (and holds properties only of the types) permitted by the IFIA and the rules and regulations of the DFI promulgated thereunder and to member banks of the Federal Reserve System by the FRA and the rules and regulations of the FRB promulgated thereunder.

(ii)     FSFG is a corporation organized and validly existing under the laws of the State of Indiana and is registered as a bank holding company under the BHCA.

(b)     Authority.  Each of FSFG and First Savings has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement.  The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of the board of directors of each of FSFG and First Savings, and no other corporate proceedings on the part of FSFG or First Savings are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement.  This Agreement has been duly and validly executed and delivered by FSFG and First Savings and constitutes a valid and binding obligation of FSFG and First Savings, enforceable against FSFG and First Savings in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(c)     No Violations.  The execution, delivery and performance of this Agreement by FSFG and First Savings do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming all required governmental approvals have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which FSFG or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the charter or bylaws of FSFG or First Savings or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of FSFG or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which FSFG or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject except, in the case of (i) and (iii), for any such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on FSFG or its Subsidiaries, taken as a whole.

(d)     Consents and Approvals.  No consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained in connection with the execution and delivery by FSFG and First Savings of this Agreement or the consummation by First Savings of the Merger and the other transactions contemplated by this Agreement, including the Subsidiary Bank Merger, except for filings of applications and notices with, receipt of approvals or non-objections from, and expiration of the related waiting period required by, federal and state banking authorities.  As of the date hereof, neither FSFG nor First Savings knows of no reason pertaining to FSFG or First Savings why any of the approvals referred to in this Section 3.3(d) should not be obtained without the imposition of any material condition or restriction described in Section 6.1(b).

(e)     Governmental Filings.  (i)  First Savings has filed all reports, schedules, registration statements and other documents that it has been required to file since September 30, 2016 with the DFI, the FRB or any other Governmental Regulator (collectively, "First Savings' Reports").  No administrative actions have been taken or threatened or orders issued in connection with any of First Savings' Reports.  As of their respective dates, each of First Savings' Reports complied in all material respects with all laws or regulations under which it was filed (or was amended so as to be in compliance promptly following discovery of such noncompliance).  Any financial statement contained in any of First Savings' Reports fairly presented in all material respects the consolidated financial position of First Savings and its Subsidiaries and was prepared in accordance with GAAP or applicable regulations.

                (ii)     FSFG has filed all reports, schedules, registration statements and other documents that it has been required to file since September 30, 2016 with the DFI, the FRB or any other Governmental Regulator (collectively, "FSFG's Reports").  No administrative actions have been taken or threatened or orders issued in connection with any of FSFG's Reports.  As of their respective dates, each of FSFG's Report compiled in all material respects with all laws or regulations under which it was filed (or was amended so as to be in compliance promptly following discovery of such noncompliance).  Any financial statement contained in any of FSFG's Reports fairly presented in all material respects the consolidated financial position of FSFG and its Subsidiaries and was prepared in accordance with GAAP or applicable regulations.

(f)     Financial Statements.  FSFG has previously made available to FNBO copies of (i) the consolidated balance sheets of FSFG and its Subsidiaries as of September 30, 2016 and 2015 and related consolidated statements of income, cash flows and changes in equity for each of the years in the two-year period ended September 30, 2016, together with the notes thereto, accompanied by the audit report of its independent registered public accounting firm, as reported in the Annual Report on Form 10-K of FSFG for the fiscal year ended September 30, 2015 filed with the SEC and (ii) the unaudited consolidated balance sheet of FSFG and its Subsidiaries as of March 31, 2017 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the period then ended, as reported in FSFG's Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed with the SEC.  Such financial statements were prepared from the books and records of FSFG and its Subsidiaries, fairly present in all material respects the consolidated financial position of FSFG and its Subsidiaries at and as of the dates indicated and the consolidated results of operations, shareholders' equity and cash flows of FSFG and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack a statement of cash flows and footnotes to the extent permitted under applicable regulations.  The books and records of FSFG and its Subsidiaries have been, and are being, maintained in all respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(g)     Undisclosed Liabilities.  Neither FSFG nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated balance sheet of FSFG as of March 31, 2017 as included in FSFG's Quarterly Report on Form 10-Q for the period ended March 31, 2017, except for (i) liabilities incurred since March 31, 2017 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on FSFG and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(h)     Absence of Certain Changes or Events.  Except as disclosed in FSFG's reports filed with the SEC before the date of this Agreement, since September 30, 2016, (i) FSFG and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices and (ii) there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on FSFG.

(i)     Litigation.  There are no suits, actions or legal, administrative or arbitration proceedings pending or, to the knowledge of FSFG, threatened against or affecting FSFG or any of its Subsidiaries or any property or asset of FSFG or any of its Subsidiaries that (i) individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on FSFG or (ii) challenge the validity or propriety of the transactions contemplated by this Agreement.  There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against FSFG or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on FSFG.

(j)     Absence of Regulatory Actions.  Since September 30, 2016, neither FSFG nor its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Government Regulator, or has adopted any board resolutions at the request of any Government Regulator, or has been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking.  There are no unresolved violations, criticisms or exceptions by any Government Regulator with respect to any report or statement relating to any examinations of FSFG or First Savings or their respective Subsidiaries.

(k)     Compliance with Laws.  Each of FSFG and First Savings and their respective Subsidiaries conducts its business in all material respects in compliance with all statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it.  Each of FSFG and First Savings and their respective Subsidiaries has all material permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is threatened.  Neither FSFG, First Savings nor their respective Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on FSFG.

(l)     FSFG Information.  The information regarding FSFG, First Savings and their respective Subsidiaries to be supplied by FSFG and First Savings for inclusion in the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The information supplied, or to be supplied, by FSFG for inclusion in applications to Governmental Entities to obtain all permits, consents, approvals and authorizations necessary or advisable to consummate the transactions contemplated by the Agreement shall be accurate in all material respects.

(m)     Tax Treatment of the Merger.  Neither FSFG nor First Savings has knowledge of any fact or circumstance relating to it that would prevent the Parent-Subsidiary Merger or the Bank Merger contemplated by this Agreement from each qualifying as a reorganization under Section 368 of the IRC.

(n)     Availability of Funds.  Each of FSFG and First Savings has and will have available to it at the Bank Merger Effective Time, sources of capital sufficient to pay the aggregate Bank Merger Consideration.

ARTICLE IV
Conduct Pending the Bank Merger

4.1 Forbearances by Shareholder.  During the period from the date of this Agreement to the Bank Merger Effective Time or until this Agreement is terminated as herein provided, Shareholder shall not sell or otherwise transfer ownership, or cause any Liens to be created against, the shares of Dearmin Common Stock owned by Shareholder as of the date of this Agreement.

4.2 Forbearances by Dearmin and FNBO.

(a)     Except as expressly contemplated or permitted by this Agreement, during the period from the date of this Agreement to the Bank Merger Effective Time or until this Agreement is terminated as herein provided, Dearmin and FNBO shall each:

(i)     conduct its business in the regular, ordinary and usual course consistent with past practice;

(ii)     use commercially reasonable efforts to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and to retain the services of its officers and key employees; or

(iii)     not knowingly take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

(b)     Except as expressly contemplated or permitted by this Agreement, during the period from the date of this Agreement to the Bank Merger Effective Time or until this Agreement is terminated as herein provided, Dearmin and FNBO shall not, without the prior written consent of FSFG, which consent shall not be unreasonably withheld:

(i)     incur, modify, extend or renegotiate any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, other than (A) the creation of deposit liabilities in the ordinary course of business consistent with past practice, (B) overnight advances from the Federal Home Loan Bank of Indianapolis or from the Federal Reserve Bank of St. Louis, and (C) reverse repurchase agreements;

(ii)     prepay any indebtedness or other similar arrangements so as to cause FNBO to incur any prepayment penalty thereunder;

(iii)     adjust, split, combine or reclassify any capital stock;

(iv)     make, declare or pay any dividend or any other distribution on its capital stock;

(v)     grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

(vi)     issue any additional shares of capital stock or any securities or obligations convertible or exercisable for any shares of its capital stock;

(vii)     directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock;

(viii)     sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement;

(ix)     except pursuant to contracts or agreements in force at the date of or permitted by this Agreement, make any equity investment, either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

(x)     enter into, renew, amend or terminate any contract or agreement, or make any change in any of its leases or contracts, other than with respect to those involving aggregate payments of less than, or the provision of goods or services with a market value of less than, ten thousand dollars ($10,000) per annum;

(xi)     renew, renegotiate, modify, or extend the maturity of any Loan that is an existing credit on the books of FNBO and classified as "Other Loans Especially Mentioned," "Substandard," "Doubtful," or "Loss" in an amount in excess of one hundred thousand dollars ($100,000);

(xii)     make, purchase, renew, renegotiate, modify, amend, or extend the maturity of (1) any commercial or commercial real estate Loan in excess of five hundred thousand dollars ($500,000), (2) any one-to-four family, residential mortgage Loan in excess of two hundred thousand dollars ($200,000) and with a loan-to-value ratio in excess of 85% (unless private mortgage insurance is obtained); provided, however, for any Loan that is to be sold to an investor, such Loan will not be subject to this subsection if the Loan meets the criteria of the investor, (3) any consumer Loan in excess of fifty thousand dollars ($50,000), (4) any home equity Loan or line of credit in excess of fifty thousand dollars ($50,000), (5) any Loan participation, or (6) any Loan as to which FNBO has a binding obligation to make such Loan as of the date hereof; provided, however, that FNBO may take any such action in respect of any such Loan or Loans if the Chief Credit Officer of First Savings shall be provided with written notice of the proposed action and First Savings shall not provide written objection to the taking of such proposed action within three (3) business days of being provided with such notice (the lack of such objection being deemed prior written consent of First Savings for purposes of this Section 4.2(b)(xii));

(xiii)     make, renew, renegotiate, modify, amend, or extend the maturity of any Loan, or commit to make, renew, renegotiate, modify, amend, or extend the maturity of, any Loan to any director or executive officer of Dearmin or FNBO, or any entity controlled, directly or indirectly, by any of the foregoing, except in the ordinary course of business consistent with past practice and on terms and under circumstances, including credit standards, that are substantially the same, or at least as favorable to Dearmin or FNBO, as those prevailing at the time for comparable transactions with or involving a nonaffiliate;

(xiv)     sell any Loan, except as provided for in Section 4.2(b)(xii) and Section 5.14;

(xv)         (A)     increase in any manner the compensation or fringe benefits of any of its employees or directors other than in the ordinary course of business consistent with past practice and pursuant to written policies currently in effect, or pay any bonus, pension, retirement allowance or contribution not required by any existing plan or agreement to any such employees or directors;

(B)     become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee or director;

(C)     voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; or

(D)     elect to any senior executive office any person who is not a member of its senior executive officer team as of the date of this Agreement or elect to its board of directors any person who is not a member of its board of directors as of the date of this Agreement, or hire any employee with annual compensation in excess of thirty thousand dollars ($30,000);

(xvi)     settle any claim, action or proceeding involving payment by it of money damages in excess of ten thousand dollars ($10,000) or impose any material restriction on its operations;

(xvii)     amend its charter or bylaws, or similar governing documents;

(xviii)     restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or in the manner in which the portfolio is classified;

(xix)     make any investment in any debt security, including mortgage-backed and mortgage-related securities (other than U.S. government or U.S. government-backed agency securities with final maturities not greater than one year), or in any interest-bearing time deposits;

(xx)     make any capital expenditures greater than ten thousand dollars ($10,000) other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair;

(xxi)     establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office;

(xxii)     maintain an allowance for loan and lease losses that is not adequate in all material respects under the requirements of GAAP to provide for possible losses, net of recoveries, relating to Loans previously charged off, on Loans outstanding;

(xxiii)     except as expressly provided for in this Agreement, engage in any transactions with Dearmin or with any other Subsidiary of Dearmin or any of their affiliates.

(xxiv)     take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time before the Bank Merger Effective Time, or in any of the conditions set forth in Article VI not being satisfied or in violation of any provision of this Agreement;

(xxv)     implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;

(xxvi)     knowingly take action that would prevent or impede the Parent-Subsidiary Merger or Bank Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC; or

(xxvii)     agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 4.2.

Any request by Dearmin or FNBO or response thereto by FSFG shall be made in accordance with the notice provisions of Section 8.7 and shall note that it is a request pursuant to this Section 4.2.

4.3 Forbearances by FSFG and First Savings.  Except as expressly contemplated or permitted by this Agreement, and except to the extent required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Bank Merger Effective Time, each of FSFG and First Savings shall not, nor shall each of FSFG and First Savings permit any of its Subsidiaries to, without the prior written consent of Dearmin and FNBO, which shall not unreasonably be withheld:

(a)     take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b)     take any action that is intended to or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time before the Bank Merger Effective Time, or in any of the conditions set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(c)     knowingly take action that would prevent or impede the Parent-Subsidiary Merger or Bank Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC; or

(d)     agree to take, make any commitment to take, or adopt any resolutions of  its board of directors in support of, any of the actions prohibited by this Section 4.3.

ARTICLE V
Covenants

5.1 Acquisition Proposals.

(a)     Except as permitted by this Agreement, Dearmin and FNBO each shall not, and shall not authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by Dearmin or FNBO to (i) solicit, initiate or encourage (including by way of furnishing non-public information) any inquiries, discussions or the making of any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, or (ii) participate in any discussions or negotiations, or otherwise communicate in any way with any person (other than FSFG and First Savings), regarding an Acquisition Proposal.  Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer, director or employee of Dearmin or FNBO or any investment banker, financial advisor, attorney, accountant or other representative retained by Dearmin or FNBO shall be deemed to be a breach of this Section 5.1 by Dearmin and FNBO.  Notwithstanding the foregoing, FNBO may, in response to a Superior Proposal that has not been withdrawn and that did not otherwise result from a breach of this Section 5.1, (x) furnish non-public information with respect to FNBO to the person who made such Superior Proposal pursuant to a confidentiality agreement on terms no more favorable to such person than the confidentiality agreement among Dearmin, FNBO, FSFG and First Savings dated May 3, 2017 and (y) participate in discussions or negotiations with such person regarding such Superior Proposal, if and so long as each of Dearmin's and FNBO's board of directors determines in good faith, after consultation with and based upon the advice of its outside legal counsel, that failing to take such action would constitute a breach of its fiduciary duties under applicable law.

(b)     Each of Dearmin and FNBO will notify FSFG and First Savings orally (within three (3) days) and in writing (within five (5) days) of receipt of any Acquisition Proposal, any request for non-public information that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry with respect to or that could reasonably be expected to lead to an Acquisition Proposal, including, in each case, the identity of the person making such Acquisition Proposal, request or inquiry and the terms and conditions thereof, and shall provide to each of FSFG and First Savings any written materials received by Dearmin or FNBO in connection therewith.  Each of Dearmin and FNBO will keep each of FSFG and First Savings informed of any developments with respect to any such Acquisition Proposal, request or inquiry immediately upon the occurrence thereof.

(c)     Each of Dearmin and FNBO will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted before the date of this Agreement with respect to any of the foregoing.  Each of Dearmin and FNBO will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence of Section 5.1(a) of the obligations undertaken in this Section 5.1.  As soon as practicable after the date of this Agreement, each of Dearmin and FNBO will request each person (other than FSFG and First Savings) that has executed a confidentiality agreement in the twelve (12) months before the date hereof in connection with its consideration of a business combination with Dearmin or FNBO to return or destroy all confidential information previously furnished to such person by or on behalf of Dearmin and FNBO.  Neither Dearmin nor FNBO shall release any third party from, or waive any provisions of, any confidentiality agreements or standstill agreement to which it is a party.

5.2 Advice of Changes.  Before the Closing, each party shall promptly advise the other party orally and in writing to the extent that it has knowledge of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

5.3 Access and Information.

(a)     Upon reasonable notice, each of Dearmin and FNBO shall afford each of FSFG and First Savings and its representatives (including, without limitation, directors, officers and employees of each of FSFG and First Savings and its affiliates and counsel, accountants and other professionals retained by FSFG or First Savings) such reasonable access during normal business hours throughout the period before the Bank Merger Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), contracts, properties, personnel and to such other information relating to each of Dearmin and FNBO as each of FSFG and First Savings may reasonably request; provided, however, that no investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty made by Dearmin and FNBO in this Agreement.

(b)     From the date hereof until the Bank Merger Effective Time, each of Dearmin and FNBO shall promptly provide to each of FSFG and First Savings with (i) a copy of each report filed with federal or state banking regulators, (ii) a copy of each periodic report to its senior management and all materials relating to its business or operations furnished to its board of directors, (iii) a copy of each press release made available to the public and (iv) all other information concerning its business, properties and personnel as each of FSFG and First Savings may reasonably request.  Notwithstanding the foregoing, neither Dearmin nor FNBO shall be required to provide access to or to disclose information where such access or disclosure would violate the rights of such entity's customers, jeopardize the attorney-client privilege of the entity in possession or control of such information, or contravene any law, rule, regulation, order, judgment, decree or binding agreement entered into before the date of this Agreement.  The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the previous sentence apply.

(c)     Each of FSFG and First Savings shall not, and shall cause its representatives not to, use any information obtained pursuant to this Section 5.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement.  Subject to the requirements of applicable law, each of FSFG and First Savings will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 5.3 unless such information (i) was already known to FSFG or First Savings or an affiliate of FSFG or First Savings, other than pursuant to a confidentiality agreement or other confidential relationship, (ii) becomes available to FSFG or First Savings or an affiliate of FSFG or First Savings from other sources not known by such party to be bound by a confidentiality agreement or other obligation of secrecy, (iii) is disclosed with the prior written approval of Dearmin or FNBO or (iv) is or becomes readily ascertainable from published information or trade sources.

(d)     Each of Dearmin and FNBO shall give notice to a designee of FSFG and First Savings and shall invite such person to attend all regular and special meetings of the board of directors of FNBO and all regular and special meetings of any senior management committee (including but not limited to the executive committee, audit committee, investment committee, and loan committee) of FNBO.  Such designees shall have no right to vote and shall not attend sessions of board of directors and committees during which there is being discussed (i) matters involving this Agreement (including any Acquisition Proposal), (ii) information or material that FNBO is required or obligated to maintain as confidential under applicable laws or regulations or policies or procedures of FNBO, or (iii) pending or threatened litigation or investigations if, in the reasonable opinion of counsel to FNBO, the presence of such designees would or might adversely affect the confidential nature of or any privilege relating to the matters being discussed.

5.4 Applications; Consents.

(a)     The parties hereto shall cooperate with each other and shall use their reasonable best efforts to prepare and file as soon as practicable after the date hereof all necessary applications, notices and filings to obtain all permits, consents, approvals and authorizations of all Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement.  FSFG, First Savings, Dearmin and FNBO shall furnish each other with all information concerning themselves, their respective Subsidiaries, and their respective Subsidiaries' directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any application, notice or filing made by or on behalf of FSFG, First Savings, Dearmin, FNBO or any of their respective Subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement.  Each of FSFG and First Savings and each of Dearmin and FNBO shall have the right to review in advance, and to the extent practicable each will consult with the other on, all the information relating to FSFG and First Savings and to Dearmin and FNBO, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity pursuant to this Section 5.4(a).

(b)     As soon as practicable after the date hereof, each of the parties hereto shall, and they shall cause their respective Subsidiaries to, use its best efforts to obtain any consent, authorization or approval of any third party that is required to be obtained in connection with the transactions contemplated by this Agreement.

5.5 Anti-takeover Provisions.  Each of Dearmin and FNBO shall take all steps required, if any, by any relevant federal or state law or regulation or under any relevant agreement or other document to exempt or continue to exempt each of FSFG and First Savings and its respective affiliates, the Agreement and the transactions contemplated thereby from any provisions of an anti-takeover nature in Dearmin's or FNBO's articles of incorporation and bylaws, or similar organizational documents, and the provisions of any federal or state anti-takeover laws.

5.6 Additional Agreements.  Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as possible, including using commercially reasonable efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Entities, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities laws) and obtaining any required contractual consents and regulatory approvals.

5.7 Publicity.  The initial press release announcing this Agreement shall be a joint press release and thereafter FSFG, First Savings, Dearmin and FNBO shall consult with each other before issuing any press releases or otherwise making public statements (including any written communications to shareholders) with respect to the Merger and any other transaction contemplated hereby and in making any filings with any Governmental Entity; provided, however, that nothing in this Section 5.7 shall be deemed to prohibit any party from making any disclosure which its counsel deems necessary in order to satisfy such party's disclosure obligations imposed by law.

5.8 Shareholder Meeting.  FNBO will submit to its shareholders this Agreement and any other matters required to be approved or adopted by shareholders in order to carry out the intentions of this Agreement; provided, however, that if Dearmin's obligation to vote in favor of this Agreement and the Merger pursuant to Section 5.14 terminates as set forth therein, FNBO need not submit this Agreement and the Merger to its shareholders for consideration.  In furtherance of that obligation, FNBO will take, in accordance with applicable law and its charter and bylaws, all action necessary to call, give notice of, convene and hold a meeting of its shareholders (the "Shareholder Meeting") as promptly as practicable for the purpose of considering and voting on approval and adoption of this Agreement and the transactions provided for in this Agreement. FNBO's board of directors will use commercially reasonable efforts to obtain from FNBO's shareholders a vote in favor of the approval of this Agreement.  Except as provided in this Agreement, (i) FNBO's board of directors shall recommend to FNBO's shareholders the approval of this Agreement, (ii) the Proxy Statement shall include a statement to the effect that FNBO's board of directors has recommended that FNBO's shareholders vote in favor of the approval of this Agreement and (iii) neither FNBO's board of directors nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, the recommendation of FNBO's board of directors that FNBO's shareholders vote in favor of the approval of this Agreement or make any statement in connection with the Shareholder Meeting inconsistent with such recommendation (collectively, a "Change in Recommendation").

                                                                                                                                                                                                                                                                                                                             Notwithstanding the foregoing and subject to the first sentence of this Section 5.8, if (x) Dearmin and FNBO have complied in all material respects with its obligations under Section 5.1, (y) Dearmin or FNBO (1) has received an unsolicited bona fide written Acquisition Proposal from a third party that Dearmin's or FNBO's board of directors concludes in good faith constitutes a Superior Proposal after giving effect to all of the adjustments that may be offered by FSFG pursuant to clause (3) below, (2) has notified FSFG, at least five business days in advance, of it is intention to effect a Change in Recommendation, specifying the material terms and conditions of any such Superior Proposal and furnishing to FSFG a copy of the relevant proposed transaction documents, if such exist, with the person making such Superior Proposal and (3) during the period of not less than five business days following Dearmin's or FNBO's delivery of the notice referred to in clause (2) above and before effecting such Change in Recommendation, has negotiated, and has used reasonable best efforts to cause its financial and legal advisors to negotiate, with FSFG in good faith (to the extent that FSFG desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal and (z) Dearmin's or FNBO's board of directors, after consultation with and based on the advice of counsel, determines in good faith that it would result in a violation of its fiduciary duties under applicable law to recommend this Agreement, then in submitting the Agreement to shareholders at the Shareholder Meeting it may submit the Agreement without recommendation, or following submission of the Agreement to shareholders it may withdraw, amend or modify its recommendation, in which case the board of directors may communicate the basis for its lack of a recommendation, or the withdrawal, amendment or modification of its recommendation, to the shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law.

5.9 Proxy Statement.  FNBO shall prepare a proxy statement and related materials relating to the matters to be submitted to the FNBO shareholders at the Shareholder Meeting (such proxy statement and related materials and any amendments or supplements thereto, the "Proxy Statement").  Upon request, each of FSFG and First Savings will furnish to FNBO the information required to be included in the Proxy Statement with respect to its business and affairs and shall have the right to review and consult with FNBO and approve the form of, and any characterizations of such information included in, the Proxy Statement before its being mailed to shareholders.  FNBO shall provide FSFG and First Savings and their counsel at least three (3) calendar days for review and comment on the Proxy Statement before it is mailed to shareholders.  If, at any time before the Shareholder Meeting, any information relating to FSFG, First Savings or FNBO, or any of their respective affiliates, officers or directors, should be discovered by FSFG and First Savings or FNBO, which should be set forth in an amendment or supplement to the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly disseminated to the shareholders of FNBO.

5.10 Notification of Certain Matters.

(a)     Each party shall give prompt notice to the other of:  (i) any event or notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries after the date of this Agreement and before the Bank Merger Effective Time, under any contract material to the financial condition, properties, businesses or results of operations of each party and its Subsidiaries taken as a whole to which each party or any Subsidiary is a party or is subject; and (ii) any event, condition, change or occurrence which individually or in the aggregate has, or which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in a Material Adverse Effect.  Each of FNBO and FSFG and First Savings shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with any of the transactions contemplated by this Agreement.

(b)     From the date hereof through the Bank Merger Effective Time, each party shall keep the other parties advised with respect to any and all regulatory matters or proceedings affecting such party and shall promptly forward to the other party copies of all correspondence, notices, orders, memoranda or other written material received from any Governmental Entity (to the extent not prohibited by law) and shall provide such other party full access to its regulatory files to the extent not prohibited by law.

(c)     From the date hereof through the Bank Merger Effective Time, each of Dearmin and FNBO shall keep each of FSFG and First Savings advised of any termination of employment, whether voluntary or involuntary, of any of Dearmin's or FNBO's officers or heads of departments.

5.11 Employee Benefit Matters.

(a)     All persons who are employees of FNBO immediately before the Bank Merger Effective Time and whose employment is not specifically terminated at or before the Bank Merger Effective Time (a "Continuing Employee") shall, at the Bank Merger Effective Time, become employees of First Savings; provided, however, that in no event shall any employee of FNBO become officers of First Savings, or have or exercise any power or duty conferred upon such an officer, unless and until duly elected or appointed to such position in accordance with the bylaws of First Savings.  All of the Continuing Employees shall be employed at the will of First Savings and no contractual right to employment shall inure to such employees because of this Agreement.

(b)     Each Continuing Employee shall be treated as a new employee of First Savings for purposes of participation in the First Savings' employee stock ownership plan.  Continuing Employees who become participants in a First Savings or FSFG compensation and benefit plan (including without limitation the First Savings' 401(k) plan) shall, for purposes of determining eligibility for and for any applicable vesting periods of such employee benefits only (and not for benefit accrual purposes except for vacation or as otherwise specifically set forth herein), be given credit for meeting eligibility and vesting requirements in such plans for service as an employee of FNBO or any predecessor thereto before the Bank Merger Effective Time; provided, however, that Continuing Employees shall not receive credit for service as an employee of FNBO or any predecessor of FNBO for any purpose, including eligibility and vesting purposes, with respect to the First Savings' employee stock ownership plan.  This Agreement shall not be construed to limit the ability of FSFG or First Savings to terminate the employment of any employee or to review employee benefits programs from time to time and to make such changes as they deem appropriate.  As of the Bank Merger Effective Time, First Savings shall make available employer-provided health and other employee welfare benefit plans to each Continuing Employee on the same basis as it provides such coverage to similarly situated First Savings' employees except that any pre-existing condition, eligibility waiting period or other limitations or exclusions otherwise applicable under such plans to new employees shall not apply to a Continuing Employee or their covered dependents who were covered under a similar FNBO plan at the Bank Merger Effective Time, and those Continuing Employees and their dependents will receive credit for deductibles, co-insurance amounts and other limitations for their expenses incurred under a similar FNBO Employee Plan.  Before the Closing Date, the FNBO 401(k) Employees' Savings Plan (the "FNBO 401(k) Plan") shall be terminated by board resolution.  Continuing Employees who become participants in the First Savings 401(k) Plan shall be permitted to roll over distributions from the FNBO 401(k) Plan to the First Savings 401(k) Plan or to individual retirement accounts.

(c)     All employees of FNBO, except any employee who is a party to a change in control agreement or other severance arrangement, who are terminated in connection with the Merger at or before the Bank Merger Effective Time or who are terminated within six (6) months following the Closing Date (other than for Cause) shall receive a severance payment equal to one week of "Base Compensation" for each year of service, up to a maximum of twenty-six (26) weeks of Base Compensation.  Voluntary termination following a reduction in "Base Compensation" by more than ten percent (10%) or as a result of a change in position for which the employee is unqualified to perform services shall be deemed an involuntary termination that would entitle an employee to the severance payment as contemplated by this subsection.  "Cause" shall mean a good faith finding by First Savings of:

(i)     a conviction of the employee of, or a plea of guilty or nolo contendere by the employee to, any felony;

(ii)     a material violation by the employee of federal or state laws or any other laws involving moral turpitude, as determined by a court or other governmental body of competent jurisdiction;

(iii)     willful misconduct or gross negligence by the employee;

(iv)     a material violation by the employee of any material First Savings policy or procedure, as currently existing or as may be implemented in the future and provided to the employee, which results in injury to the reputation or financial position of First Savings; or

(vi)     fraud, embezzlement, theft or material dishonesty by the employee against First Savings or any customer or vendor thereof.

"Base Compensation" shall mean:

(i)     For salaried employees, the employee's annual base salary at the rate in effect on his or her termination date or, if greater, the rate in effect on the date immediately preceding the Closing Date.

(ii)     For employees whose compensation is determined in whole or in part on the basis of commission income, the employee's annual base salary at the rate in effect on his or her termination date (or, if greater, the rate in effect on the date immediately preceding the Closing Date), if any, plus the commissions earned by the employee in the twelve (12) full calendar months preceding his or her termination date (or, if greater, the commissions earned in the twelve (12) full calendar months immediately preceding the Closing Date).

(iii)     For hourly employees, the employee's total hourly wages for the twelve (12) calendar months preceding his or her termination date or, if greater, the twelve (12) full calendar months preceding the Closing Date.

(d)     With respect to the amounts accrued by FNBO for the payment of bonuses to employees of FNBO, on the Closing Date, FNBO shall distribute bonuses to eligible employees of FNBO who are employees of FNBO as of the Closing Date pro-rated through the Closing Date.

(e)     Before the Closing Date and in accordance with GAAP, FNBO shall accrue all unused vacation time, which shall be paid to its employees as of the Closing Date.

(f)     Before the execution of this Agreement, Dearmin and FNBO have entered into an agreement providing for the termination of, and the payout of amounts owing under, any agreement between Dearmin or FNBO with Joe M. Dearmin.  Before the Closing Date, Dearmin and FNBO shall accrue the obligation for this agreement in accordance with GAAP.

(g)     Before the execution of this Agreement, FNBO has entered into an agreement providing for the termination of, and the payout of amounts owing under, the Deferred Compensation Agreement between FNBO and R. Richard Hoel.  Before the Closing Date, FNBO shall accrue the obligation for this agreement in accordance with GAAP.

(h)     The Surviving Bank shall assume all obligations for health benefit continuation coverage under COBRA with respect to employees and any other individuals who would be "M&A Qualified Beneficiaries" within the meaning of Treasury Regulations Section 54.4980B-9 or similar provisions under applicable state law, as a result of, or in connection with, any of the transactions contemplated by this Agreement.

(i)     The Surviving Bank shall carryover all unused sick time of each Continuing Employee and shall provide each Continuing Employee with one (1) day of vacation time to be used after the Closing Date but on or before December 31, 2017.

5.12 Indemnification.

(a)     From and after the Bank Merger Effective Time through the sixth anniversary of the Bank Merger Effective Time, First Savings agrees to indemnify and hold harmless each present and former director and officer of FNBO and each officer or employee of FNBO that is serving or has served as a director or officer of another entity expressly at FNBO's request or direction (each, an "Indemnified Party"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, amounts paid in settlement, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or before the Bank Merger Effective Time (including the transactions contemplated by this Agreement), whether asserted or claimed before, at or after the Bank Merger Effective Time, as they are from time to time incurred, in each case to the fullest extent such person would have been indemnified or have the right to advancement of expenses pursuant to the IFIA and applicable regulations promulgated thereunder.

(b)     Any Indemnified Party wishing to claim indemnification under Section 5.12(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify First Savings thereof, but the failure to so notify shall not relieve First Savings of any liability it may have hereunder to such Indemnified Party if such failure does not materially and substantially prejudice First Savings.

(c)     First Savings shall use its reasonable best efforts to maintain FNBO's existing directors' and officers' liability insurance policy (or provide a policy providing comparable coverage and amounts on terms no less favorable to the persons currently covered by FNBO's existing policy, including First Savings' existing policy if it meets the foregoing standard) covering persons who are currently covered by such insurance for a period of six (6) years after the Bank Merger Effective Time; provided, however, that in no event shall First Savings be obligated to expend, in order to maintain or provide insurance coverage pursuant to this Section 5.12(c), an amount per annum in excess of 150% of the amount of the annual premiums paid by FNBO as of the date hereof for such insurance ("Maximum Insurance Amount"); provided further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Insurance Amount, First Savings shall obtain the most advantageous coverage obtainable for an annual premium equal to the Maximum Insurance Amount.

(d)     If First Savings or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of First Savings assume the obligations set forth in this Section 5.12.

(e)     The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her representatives.

5.13. Voting Agreement of Dearmin.

(a)     Subject to the terms of this Agreement and in connection with the Shareholder Meeting, Dearmin:

(i)     shall not, directly or indirectly, (x) sell or otherwise dispose of or encumber before the date of Shareholder Meeting any shares of FNBO Common Stock (whether owned beneficially or of record) or (y) deposit any shares of FNBO Common Stock (whether owned beneficially or of record) into a voting trust or enter into a voting agreement or arrangement with respect to any shares of FNBO Common Stock (whether owned beneficially or of record) or grant any proxy or power of attorney with respect thereto, other than to the board of directors of FNBO, or a committee thereof, for the purpose of voting in favor of the approval of this Agreement and the Merger.  Dearmin hereby revokes all other proxies or powers of attorney that it may have previously appointed or granted, and no subsequent proxy or power of attorney shall be appointed or granted (and if appointed or granted, shall be null and void ab initio) except as permitted by this Section 5.13.

(ii)     shall vote, or cause to be voted, all shares of FNBO Common Stock that Dearmin shall be entitled to vote at the Shareholder Meeting (whether such shares are owned beneficially or of record as of the date of this Agreement or are subsequently acquired) (x) in favor of the approval of this Agreement and the Bank Merger and (y) against any Acquisition Proposal and against any other proposal for action or agreement intended, or would reasonably be expected, to impede, interfere with, delay, postpone or adversely affect the consummation of the transactions contemplated by this Agreement; provided, however, that this obligation shall terminate if FNBO's board of directors, in compliance with Section 5.8, submits this Agreement to shareholders at the Shareholder Meeting without recommendation, or following submission of this Agreement to shareholders, withdraws, amends or modifies its recommendation as a result of the receipt of a Superior Proposal in compliance with Section 5.1.

               (b)     Dearmin acknowledges and agrees that any remedy at law for breach of the provisions of this Section 5.13 shall be inadequate and that, in addition to any other relief which may be available, FSFG and First Savings shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

5.14. Sale of Certain Loans.  Before the Closing Date, FNBO shall sell all Loans purchased from Bankers Healthcare Group, Inc.

5.15. Conformance with Certain First Savings' Policies.  Before the Closing Date, FNBO shall conform its loan charge-off policy to that of First Savings and shall charge-off all affected FNBO Loans in accordance therewith.

5.16. No Delay by Shareholder, Dearmin and FNBO.  Shareholder, Dearmin and FNBO shall not take any action that would reasonably be likely to adversely affect or delay the ability of Shareholder, Dearmin and FNBO to perform their respective obligations under this Agreement or to consummate the transactions contemplated hereby.

5.17. Change in Control Agreement.  Before the Closing Date, First Savings shall offer a change in control agreement to Kent Parisien.  It shall be an agreement between the Surviving Bank and Mr. Parisien, become effective upon the Bank Merger Effective Time, contain a severance benefit equal to one year of compensation as provided for therein, and be substantially similar to the form of change in control agreements that exist between First Savings and certain of its officers.

5.18. Shareholder Litigation.  FNBO shall promptly notify FSFG and First Savings of any shareholder litigation that may be instituted against FNBO and/or its directors relating to the transactions contemplated by this Agreement and shall give FSFG and First Savings the opportunity to participate at their own expense in the defense or settlement of any such litigation.  No settlement shall be agreed to without the prior consent of FSFG and First Savings, which consent shall not be unreasonably withheld, conditioned or delayed.

ARTICLE VI
Conditions to Consummation

6.1 Conditions to Each Party's Obligations.  The respective obligations of each party to effect the Transactions shall be subject to the satisfaction of the following conditions:

(a)     Shareholder Approval.  This Agreement shall have been approved by the requisite vote of FNBO's shareholders in accordance with applicable laws and regulations.

(b)     Regulatory Approvals.  All approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect, and all statutory waiting periods shall have expired and all outstanding supervisory agreements, orders or directives to which Dearmin or FNBO may be subject shall be terminated as of the Bank Merger Effective Time; provided, however, that none of such approvals, consents or waivers shall contain any condition or requirement that would so materially and adversely impact the economic or business benefits to FSFG and First Savings of the transactions contemplated hereby that, had such condition or requirement been known, FSFG and First Savings would not, in its reasonable judgment, have entered into this Agreement.

(c)     No Injunctions or Restraints; Illegality.  No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Transactions and no Governmental Entity shall have instituted any proceeding for the purpose of enjoining or prohibiting the consummation of the Transactions or any other transactions contemplated by this Agreement.  No statute, rule or regulation shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Transactions.

(d)     Third Party Consents.  FSFG, First Savings, Dearmin and FNBO shall have obtained the consent or approval of each person (other than the governmental approvals or consents referred to in Section 6.1(b)) whose consent or approval shall be required to consummate the transactions contemplated by this Agreement, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect on FSFG or First Savings (after giving effect to the consummation of the transactions contemplated hereby).

6.2 Conditions to the Obligations of FSFG and First Savings.  The obligations of FSFG and First Savings to effect the Transactions shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by FSFG and First Savings:

(a)     Assignment by Dearmin.  Dearmin shall assign to Shareholder, and Shareholder shall assume, all of Dearmin's assets (other than the shares of FNBO Common Stock owned by Dearmin) and all of Dearmin's liabilities (other than any liabilities related to its ownership of FNBO Common Stock).  Dearmin and Shareholder shall execute and deliver a form of Assignment and Assumption Agreement, reasonably satisfactory to counsel to FSFG and First Savings, to evidence such assignment.

(b)     Shareholder's Representations and Warranties.  Each of the representations and warranties of Shareholder contained in this Agreement shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(c)     Dearmin's and FNBO's Representations and Warranties.  Each of the representations and warranties of Dearmin and FNBO contained in this Agreement shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date and except for those breaches which individually or in the aggregate do not or would not be reasonably likely to have a Material Adverse Effect on Dearmin and FNBO.

(d)     Performance of Shareholder's, Dearmin's and FNBO's Obligations.  Shareholder, Dearmin and FNBO shall have performed in all material respects all obligations required to be performed by them under this Agreement at or before the Bank Merger Effective Time.

(e)     Officers' Certificate.  FSFG and First Savings shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of Dearmin and FNBO to the effect that the conditions set forth in Sections 6.2(c) and (d) have been satisfied.

(f)     No Material Adverse Effect.  Since the date of this Agreement, no Material Adverse Effect shall have occurred with respect to Shareholder, Dearmin or FNBO.

6.3 Conditions to the Obligations of Shareholder, Dearmin and FNBO.  The obligations of Shareholder, Dearmin and FNBO to effect the Transactions shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by Shareholder, Dearmin or FNBO:

(a)     FSFG's and First Savings' Representations and Warranties. Each of the representations and warranties of FSFG and First Savings contained in this Agreement shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date and except for those breaches which individually or in the aggregate do not or would not be reasonably likely to have a Material Adverse Effect on FSFG and its Subsidiaries, taken as a whole.

(b)     Performance of FSFG's and First Savings' Obligations.  Each of FSFG and First Savings shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Bank Merger Effective Time.

(c)     Officers' Certificate.  FNBO shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of each of FSFG and First Savings to the effect that the conditions set forth in Sections 6.3(a) and (b) have been satisfied.

ARTICLE VII
Termination

7.1 Termination.  This Agreement may be terminated, and the Transactions abandoned, at any time before the Bank Merger Effective Time, by action taken or authorized by the board of directors of the terminating party, either before or after any requisite shareholder approval:

(a)     by the mutual written consent of FSFG, First Savings, Dearmin, FNBO and Shareholder; or

(b)     either by FSFG and First Savings or by Dearmin, FNBO and Shareholder, if FNBO's shareholders fail to approve the Agreement at the Shareholder Meeting; provided, however, that Dearmin, FNBO and Shareholder shall only be entitled to terminate the Agreement pursuant to this clause if they have complied in all material respects with their obligations under Section 5.8; or

(c)     either by FSFG and First Savings or by Dearmin, FNBO and Shareholder, if either (i) any approval, consent or waiver of a Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been denied or (ii) any Governmental Entity of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement; or

(d)     either by FSFG and First Savings or by Dearmin, FNBO and Shareholder, if the Transactions are not consummated by February 28, 2018, unless the failure to so consummate by such time is due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; or

(e)     either by FSFG and First Savings or by Dearmin, FNBO and Shareholder (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if a breach of any covenant or agreement on the part of the other party set forth in this Agreement, or if any representation or warranty of the other party shall have become untrue, in either case such that the conditions set forth in Sections 6.2(b), (c) and (d) or Sections 6.3(a) and (b), as the case may be, would not be satisfied and such breach or untrue representation or warranty has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach or making such untrue representations or warranty; or

(f)     by FSFG and First Savings, if (i) Dearmin, FNBO or Shareholder shall have materially breached their obligations under Section 5.1 or Section 5.8, (ii) FNBO's board of directors does not publicly recommend in the Proxy Statement that shareholders approve and adopt this Agreement or if, after recommending in the Proxy Statement that shareholders approve and adopt this Agreement, the board of directors of FNBO withdraws, qualifies or revises such recommendation or takes any action in any respect materially adverse to FSFG and First Savings, or (iii) Dearmin or FNBO shall have entered into, or publicly announced its intention to enter into, a definitive agreement, agreement in principle, or letter of intent with respect to an Acquisition Proposal; or

(g)     by FSFG and First Savings, if:

(i)     Dearmin, FNBO or Shareholder (x) pursuant to or within the meaning of any Bankruptcy Law: (A) commences a voluntary case; (B) consents to the entry of an order for relief against it in an involuntary case; (C) consents to the appointment of a Custodian of it; or (D) makes a general assignment for the benefit of its creditors;

(ii)     a court of competent jurisdiction enters an order, judgment, writ, decree, decision under any Bankruptcy Law that: (A) is for relief against Dearmin, FNBO or Shareholder in an involuntary case; (B) appoints a Custodian of Dearmin, FNBO or Shareholder; or (C) orders the winding up or liquidation of Dearmin, FNBO or Shareholder and the order, decree or relief remains unstayed and in effect for sixty (60) days; or

(iii)     (A) the FRB, the OCC or the FDIC (or other competent Governmental Entity having regulatory authority over the Dearmin and/or FNBO) appoints, under any applicable federal, state or local banking law or Bankruptcy Law, a Custodian for Dearmin and/or FNBO or for all or substantially all of the assets of FNBO, or (B) Dearmin or FNBO files with the FRB or the FDIC (or other competent Governmental Entity having regulatory authority over Dearmin and/or FNBO) a notice of voluntary liquidation or other similar action under any applicable federal, state or local banking law, Bankruptcy Law or other similar law; or

(h)     by FSFG and First Savings, if FNBO does not submit this Agreement and the Bank Merger to its shareholders for consideration.

7.2 Termination Fee.

(a)     Dearmin or FNBO (but not both) shall pay to FSFG or First Savings (but not both) a fee of five hundred thousand dollars ($500,000) (the "Fee") if this Agreement is terminated as follows:

(i)     if this Agreement is terminated by FSFG and First Savings pursuant to Section 7.1(b), Section 7.1(f) or Section 7.1(h), then the Fee shall be paid on the second business day following such termination; and

(ii)     if this Agreement is terminated by FSFG and First Savings pursuant to Section 7.1(e) because of Dearmin's, FNBO's or Shareholder's willful breach of any representation, warranty, covenant or agreement under this Agreement, and in any such case an Acquisition Proposal with respect to Dearmin or FNBO shall have been publicly announced or otherwise communicated or made known to Dearmin's or FNBO's board of directors (or any person shall have publicly announced, communicated or made known an intention to make an Acquisition Proposal) at any time after the date of this Agreement and on or before the date of termination, then the Fee shall be paid (x) one third of the Fee on the second business day following such termination and (y) if within 12 months after such termination Dearmin, FNBO or Shareholder enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal, then the remainder of the Fee shall be paid on the date of such execution or consummation.

(b)     Any amount that becomes payable pursuant to Section 7.2(a) shall be paid by wire transfer of immediately available funds to an account designated by FSFG or First Savings in writing to Dearmin and FNBO.

(c)     Dearmin, FNBO and Shareholder acknowledge that the agreement contained in Section 7.2(a) is an integral part of the transactions contemplated by this Agreement, that without such agreement by Dearmin, FNBO and Shareholder, each of FSFG and First Savings would not have entered into this Agreement and that such amounts do not constitute a penalty.  If the Fee payable under Section 7.2(a) is not paid within the time periods specified, Dearmin, FNBO and Shareholder shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by each of FSFG and First Savings in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

7.3 Effect of Termination.

(a)     If this Agreement is terminated either by FSFG and First Savings or by Dearmin, FNBO and Shareholder, as provided in Section 7.1, this Agreement shall forthwith become void and, subject to Section 7.2, have no effect, and there shall be no liability on the part of any party hereto or their respective officers and directors, except that (i) Sections 5.3(c), 7.2, 7.3 and 8.6, shall survive any termination of this Agreement.

(b)     If FSFG or First Savings would be entitled to the Fee pursuant to Section 7.2(a), then FSFG and First Savings, acting collectively and not individually, may elect, in their sole discretion, either to (i) terminate this Agreement and require the payment of such Fee, in which event the Fee shall be the sole and exclusive remedy for such termination event and such fee shall constitute liquidated damages; provided, however, this Agreement shall not be terminated until the Fee is paid in full, or (ii) not terminate this Agreement and institute a proceeding at law or in equity to specifically enforce this Agreement pursuant to Section 8.10 and/or recover all of their damages arising hereunder, including all of their costs, fees, and expenses (including reasonable attorneys' and accountants' fees and expenses).

(c)     Notwithstanding anything to the contrary contained in this Agreement (including Section 8.10), no party hereto shall be relieved or released from any liabilities or damages arising out of its intentional, willful, or grossly negligent breach or nonperformance of any provision of this Agreement and each party hereto may sue the other party hereto for damages in the event of such an intentional, willful, or grossly negligent breach or nonperformance.

ARTICLE VIII
Certain Other Matters

8.1 Interpretation. When a reference is made in this Agreement to Sections or Exhibits such reference shall be to a Section of, or Exhibit to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for ease of reference only and shall not affect the meaning or interpretation of this Agreement.  Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Any reference to gender in this Agreement shall be deemed to include any other gender.

8.2 Survival.  Only those agreements and covenants of FSFG and First Savings that are by their terms applicable in whole or in part after the Bank Merger Effective Time, including Section 5.12 of this Agreement, shall survive the Bank Merger Effective Time.  All other representations, warranties, agreements and covenants of FSFG and First Savings shall be deemed to be conditions of the Agreement and shall not survive the Bank Merger Effective Time.  The respective agreements and covenants of Dearmin, FNBO and Shareholder shall not survive the Bank Merger Effective Time.

8.3 Waiver; Amendment.  Before the Bank Merger Effective Time, any provision of this Agreement may be: (i) waived in writing by the party benefited by the provision or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto except that, after the vote by the shareholders of FNBO, no amendment or modification may be made that would reduce the amount or alter or change the kind of consideration to be received by holders of FNBO Common Stock or that would contravene any provision of the IFIA or of federal banking laws, rules and regulations.

8.4 Counterparts.  This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

8.5 Governing Law.  This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Indiana, without regard to conflicts of laws principles (except to the extent that mandatory provisions of federal law are applicable).

8.6 Expenses.  Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.7 Notices.  All notices, requests, acknowledgments and other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, overnight courier or facsimile transmission to such party at its address or facsimile number set forth below or such other address or facsimile transmission as such party may specify by notice (in accordance with this provision) to the other party hereto.

If to FSFG or First Savings, to:

Larry W. Myers
President and Chief Executive Officer
501 E. Lewis & Clark Parkway
Clarksville, Indiana 47129
Facsimile:  (812) 670-3738

With copies to:

Luse Gorman, PC
5335 Wisconsin Avenue, NW
Suite 780
Washington, DC 20015
Facsimile: (202) 362-2902
Attention:  Victor L. Cangelosi, Esq.
                    Thomas P. Hutton, Esq.

If to Dearmin, FNBO or Shareholder, to:

Priscilla Dearmin-Turner
Chairperson of the Board
12145 Bayhill Drive
Carmel, Indiana  46033

With copies to:

Barnes & Thornburg LLP
11 South Meridian Street
Indianapolis, Indiana 46204
Facsimile:  (317) 231-7433
Attention:  Thomas M. Maxwell, Esq.

8.8   Entire Agreement; etc.   This Agreement, together with the Exhibits and the Disclosure Letters, represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made.

8.9   Successors and Assigns; Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party hereto without the written consent of the other party.

8.10 Specific Performance.  Subject to the provisions of Section 7.3, each of the parties hereto acknowledges that the other party would be irreparably damaged and would not have an adequate remedy at law for money damages if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party shall be entitled to temporary or permanent injunction or injunctions to prevent breaches of such performance and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they may be entitled, at law or in equity.

8.11 No Third Party Beneficiaries.  Nothing contained in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto, any benefit, right or remedies except that the provisions of Section 5.12 shall inure to the benefit of the persons referred to therein.

8.12 Waiver of Jury Trial.  Each party hereto acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of, or relating to, this Agreement, or the transactions contemplated by this Agreement.  Each party certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each party understands and has considered the implications of this waiver, (c) each party makes this waiver voluntarily, and (d) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.12.

[Signature page follows]

In Witness Whereof, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first above written.

First Savings Financial Group, Inc.

By:          /s/ Larry W. Myers
Larry W. Myers
President and Chief Executive Officer

First Savings Bank

By:          /s/ Larry W. Myers
Larry W. Myers
President and Chief Executive Officer

Dearmin Bancorp, Inc.

By:          /s/ Priscilla Dearmin-Turner
Priscilla Dearmin-Turner
President and Chief Executive Officer

The First National Bank of Odon

By:          /s/ Priscilla Dearmin-Turner
Priscilla Dearmin-Turner
Chairperson of the Board of Directors

Priscilla D. and Timothy J. Turner Living Trust

By:          /s/ Priscilla Deamin-Turner
Priscilla Dearmin-Turner
Title: Co-Trustee

By:          /s/ Timothy J. Turner
Timothy J. Turner
Title: Co-Trustee